 Exhibit 99.10

Indian GAAP Standalone

Independent Auditor’s Report

 To the Board of Directors of Infosys Limited

Report on the Financial Statements

We have audited the accompanying financial statements of Infosys Limited (“the Company”), which comprise the balance sheet as at 31 March 2015, the statement of profit and loss for the quarter and year then ended and the cash flow statement of the Company for the year then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under section 133 of the Companies Act, 2013 (‘the Act’), read with Rule 7 of the Companies (Accounts) Rules, 2014. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of internal control, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial control systems over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the balance sheet, of the state of affairs of the Company as at 31 March 2015;
(ii)	in the case of the statement of profit and loss, of the profit for the quarter and year ended on that date; and
(iii)	in the case of the cash flow statement, of the cash flows for the year ended on that date.

for B S R & Co. LLP

Chartered Accountants

Firm’s Registration Number: 101248W/W-100022

Akhil Bansal

Partner

Membership Number: 090906

Chennai

24 April 2015

INFOSYS LIMITED

In crore

Balance Sheet as at	Note	March 31, 2015	March 31, 2014
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	574	286
Reserves and surplus	2.2	47,494	41,806
		48,068	42,092
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	–	–
Other long-term liabilities	2.4	30	364
		30	364
CURRENT LIABILITIES
Trade payables	2.5	124	68
Other current liabilities	2.6	5,546	4,071
Short-term provisions	2.7	8,045	6,117
		13,715	10,256
		61,813	52,712
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	7,347	5,719
Intangible assets	2.8	–	13
Capital work-in-progress		769	954
		8,116	6,686
Non-current investments	2.10	6,108	3,968
Deferred tax assets (net)	2.3	433	542
Long-term loans and advances	2.11	4,378	2,227
Other non-current assets	2.12	26	52
		19,061	13,475
CURRENT ASSETS
Current investments	2.10	749	2,749
Trade receivables	2.13	8,627	7,336
Cash and cash equivalents	2.14	27,722	24,100
Short-term loans and advances	2.15	5,654	5,052
		42,752	39,237
		61,813	52,712
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the standalone interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Akhil Bansal Partner Membership No. 090906	K. V. Kamath Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	R. Seshasayee Director

Chennai April 24, 2015	Rajiv Bansal Chief Financial Officer

INFOSYS LIMITED

 In crore, except share and per equity share data

Statement of Profit and Loss for the	Note	Quarter ended March 31,		Year ended March 31,
		2015	2014	2015	2014
Income from software services and products	2.16	11,926	11,366	47,300	44,341
Other income	2.17	891	802	3,337	2,576
Total revenue		12,817	12,168	50,637	46,917
Expenses
Employee benefit expenses	2.18	6,183	6,053	25,115	24,350
Deferred consideration pertaining to acquisition	2.10.1	51	59	219	228
Cost of technical sub-contractors	2.18	836	640	2,909	2,596
Travel expenses	2.18	325	285	1,360	1,287
Cost of software packages and others	2.18	223	305	979	920
Communication expenses	2.18	90	85	384	329
Professional charges		148	136	396	474
Depreciation and amortisation expense	2.8	241	309	913	1,101
Other expenses	2.18	550	409	1,976	1,630
Total expenses		8,647	8,281	34,251	32,915
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX		4,170	3,887	16,386	14,002
Profit on transfer of business	2.10.2	–	–	412	–
PROFIT BEFORE TAX		4,170	3,887	16,798	14,002
Tax expense:
Current tax	2.19	1,046	1,080	4,537	4,063
Deferred tax	2.19	100	(76)	97	(255)
PROFIT FOR THE PERIOD		3,024	2,883	12,164	10,194
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Before Exceptional item
Basic		26.33	25.22	102.33	89.20
Diluted		26.33	25.22	102.33	89.20
After Exceptional item
Basic		26.33	25.22	105.91	89.20
Diluted		26.33	25.22	105.91	89.20
Number of shares used in computing earnings per share	2.33
Basic		114,84,72,332	114,28,05,132	114,84,72,332	114,28,05,132
Diluted		114,84,99,300	114,28,05,132	114,84,87,674	114,28,05,132
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the standalone interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Akhil Bansal	K.V. Kamath	Dr. Vishal Sikka	R.Seshasayee
Partner	Chairman	Chief Executive Officer and	Director
Membership No. 090906		Managing Director

Chennai	Rajiv Bansal
April 24, 2015	Chief Financial Officer

INFOSYS LIMITED

In crore

Cash Flow Statement for the	Year ended March 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	16,798	14,002
Adjustments to reconcile profit before tax to cash generated by operating activities
Depreciation and amortisation expense	913	1,101
Provision for bad and doubtful debts	142	124
Deferred purchase price	219	228
Interest and dividend income	(2,738)	(2,272)
Profit on transfer of business (Refer note 2.10.2)	(412)	–
Stock compensation expense	2	–
Other adjustments	52	35
Effect of exchange differences on translation of assets and liabilities	52	(8)
Changes in assets and liabilities
Trade receivables	(1,433)	(1,095)
Loans and advances and other assets	(326)	(844)
Liabilities and provisions	1,175	1,506
	14,444	12,777
Income taxes paid ( Refer Note 2.20)	(6,489)	(3,629)
NET CASH GENERATED BY OPERATING ACTIVITIES	7,955	9,148
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure	(1,988)	(2,490)
Proceeds on sale of fixed assets	2	2
Investment in subsidiaries	(1,748)	(2)
Investment in liquid mutual fund units	(23,184)	(21,262)
Disposal of liquid mutual fund units	24,296	20,986
Investment in fixed maturity plans	–	(100)
Redemption of fixed maturity plans	110	–
Investment in certificates of deposit	–	(1,233)
Redemption of certificates of deposit	783	450
Redemption in tax free bonds	–	(927)
Interest and dividend received	2,394	2,269
NET CASH USED IN INVESTING ACTIVITIES	665	(2,307)
CASH FLOWS FROM FINANCING ACTIVITIES
Loan given to subsidiary	(73)	(33)
Loan repaid by subsidiary	47	–
Dividends paid (including corporate dividend tax)	(4,935)	(3,144)
NET CASH USED IN FINANCING ACTIVITIES	(4,961)	(3,177)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(37)	34
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	3,622	3,698
Add: Bank balances taken over from Infosys Consulting India Limited (Refer Note 2.27)	–	1
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	24,100	20,401
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	27,722	24,100
SIGNIFICANT ACCOUNTING POLICIES

The accompanying notes form an integral part of the standalone interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Akhil Bansal	K.V. Kamath	Dr. Vishal Sikka	R.Seshasayee
Partner	Chairman	Chief Executive Officer and	Director
Membership No. 090906		Managing Director
Chennai	Rajiv Bansal
April 24, 2015	Chief Financial Officer

Significant accounting policies

Company overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, our banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), NYSE Euronext London and NYSE Euronext Paris.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed under Section 133 of the Companies Act, 2013 (‘Act’) read with Rule 7 of the Companies (Accounts) Rules, 2014, the provisions of the Act (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in statement of profit and loss. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets and capital work-in-progress

Tangible assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until such assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date.

1.8 Intangible assets

Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.9 Depreciation and amortization

Depreciation on tangible assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows:

Buildings (1)	22-25 years
Plant and machinery (1)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles (1)	5 years

(1)	For these class of assets, based on internal assessment and independent technical evaluation carried out by external valuers the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation and amortization methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.8)

1.10 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Retirement benefits to employees

a Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b Superannuation

Certain employees are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Limited Employees’ Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.12 Share-based payments

The company accounts for equity settled stock options as per the accounting treatment prescribed by Securities and Exchange Board of India ( share based employee benefits) Regulations, 2014 and the Guidance Note on Employee Share-based Payments issued by the Institute of Chartered Accountants of India using the intrinsic value method.

1.13 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.14 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the statement of profit and loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract and subsequently whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the statement of profit and loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the statement of profit and loss at each reporting date.

1.15 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the securities premium reserve.

1.16 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.18 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.19 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.20 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the statement of profit and loss over the lease term.

2 NOTES TO ACCOUNTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2015

Amounts in the financial statements are presented in crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL

in crore, except as otherwise stated

Particulars	As at
	March 31, 2015	March 31, 2014
Authorized
Equity shares, 5/- par value
120,00,00,000 (60,00,00,000) equity shares	600	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	574	286
114,84,72,332 (57,14,02,566) equity shares fully paid-up(2)
	574	286

Forfeited shares amounted to 1,500/- (1,500/-)

(1)	Refer note 2.33 for details of basic and diluted shares
(2)	Net of treasury shares of 28,33,600 for the year ended March 31, 2014.

Effective January 1, 2015, Infosys Limited Employees' Welfare trust (trust) has been deconsolidated consequent to SEBI (Share Based Employee Benefits) Regulations, 2014 issued on October 28, 2014.

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

In the period of five years immediately preceding March 31, 2015:

The Company has allotted 57,42,36,166 fully paid up equity shares of face value 5/- each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through a postal ballot. The record date fixed by the Board of Directors was December 3, 2014. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

During the year ended March 31, 2014, the amount of dividend per share recognized as distribution to equity shareholders was 63/- (not adjusted for bonus issue). The dividend for the year ended March 31, 2014 includes 43/- per share of final dividend (not adjusted for bonus issue). The total dividend appropriation for the year ended March 31, 2014 amounted to 4,233 crore, including corporate dividend tax of 615 crore.

The Board of Directors, in their meeting on October 10, 2014, declared an interim dividend of 30/- per equity share (not adjusted for bonus issue). Further the Board of Directors, in their meeting on April 24, 2015, have proposed a final dividend of 29.50/- per equity share (equivalent to 14.75 per share after 1:1 bonus issue, if approved by shareholders). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 22, 2015. The total dividend appropriation for the year ended March 31, 2015 would amount to approximately 6,145 crore including corporate dividend tax of 1,034 crore.

The Board has decided to revise and increase dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board in its meeting held on April 24, 2015 has considered and approved and recommended a bonus issue of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, and any other applicable statutory and regulatory approvals. Accordingly, the record date for the bonus issues of equity shares and ADSs will be June 17, 2015, subject to shareholders’ approval. This date is proposed by the company and will be re-confirmed after shareholder approval.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

The details of shareholder holding more than 5% shares as at March 31, 2015 and March 31, 2014 are set out below :

Name of the shareholder	As at March 31, 2015		As at March 31, 2014
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	18,60,73,981	16.20	9,24,70,660	16.10

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2015 and March 31, 2014 is set out below:

Particulars	As at March 31, 2015		As at March 31, 2014
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	57,14,02,566	286	57,42,36,166	287
Add: Bonus shares issued (Including bonus on treasury shares)	57,42,36,166	287	–	–
Add: Treasury shares on account of deconsolidation of trust	2,833,600	1	–	–
Less: Treasury shares	–	–	2,833,600	1
Number of shares at the end of the period	114,84,72,332	574	57,14,02,566	286

Stock Option Plan:

2011 RSU Plan (the 2011 Plan): The Company has a 2011 RSU Plan which provides for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the Plan is 56,67,200 shares (currently held by the Infosys Limited Employees' Welfare Trust and adjusted for bonus shares issued) and the plan shall continue in effect for a term of 10 years from the date of initial grant under the plan. The RSUs will be issued at par value of the equity share. The 2011 Plan is administered by the Management Development and Compensation Committee (the Committee) and through the Infosys Limited Employees' Welfare Trust (the trust). The Committee is comprised of independent members of the Board of Directors.

During the year ended March 31, 2015 the company made a grant of 27,067 restricted stock units to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement and expire seven days from the date of vesting. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

In accordance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, the excess of the closing market price on the grant date of the RSUs over the exercise price is amortised on a straight-line basis over the vesting period.

The activity in the 2011 Plan during the quarter and year ended March 31, 2015 is set out below:

Particulars	Quarter ended March 31, 2015		Year ended March 31, 2015
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
2011 Plan:
Outstanding at the beginning	54,134	5	–	–
Granted*	–	–	54,134	5
Forfeited and expired	–	–	–	–
Exercised	–	–	–	–
Outstanding at the end	54,134	5	54,134	5
Exercisable at the end	–	–	–	–

*	adjusted for bonus issue

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2015 under the 2011 Plan was 2.39 years.

The differential on stock compensation expense if the ‘fair value’ of the RSU's on the date of the grant were considered instead of the ‘intrinsic value’ during the year ended March 31, 2015 is less than 1 crore. Consequently, there is no impact on earnings per share.

The fair value for the above impact analysis is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	Year ended March 31, 2015
Weighted average share price ()	3,549
Exercise price ()	5
Expected volatility (%)	30 - 37
Expected life of the option (years)	1 - 4
Expected dividends (%)	1.84
Risk-free interest rate (%)	8 - 9

The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behaviour of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

The weighted average fair value of RSUs on grant date was 3,355/-

During the quarter and year ended March 31, 2015, the company recorded an employee compensation expense of 1 crore and 2 crore in the statement of profit and loss.

2.2 RESERVES AND SURPLUS

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium reserve - Opening balance	3,069	3,065
Add: Reserves on consolidation of trust	–	4
Less: Deconsolidation of trust (Refer note 2.1)	4	–
Less: Amount utilized for issuance of bonus shares (Refer note 2.1)	287	–
	2,778	3,069
Stock Options Outstanding- Opening balance (Refer note 2.1)	–	–
Additions during the period	2	–
	2	–
General reserve - Opening balance	8,291	7,270
Add: Transferred from Surplus	1,217	1,021
	9,508	8,291
Surplus - Opening balance	30,392	25,383
Add: Net profit after tax transferred from Statement of Profit and Loss	12,164	10,194
Reserves on consolidation of trust	–	50
Dividend eliminated on consolidation of trust	–	13
Reserves on transfer of assets and liabilities of Infosys Consulting India Limited (refer note 2.27)	–	6
Less: Deconsolidation of trust, net (Refer note 2.1)	42	–
Amount available for appropriation	42,514	35,646
Appropriations:
Interim dividend	1,723	1,149
Final dividend	3,388	2,469
Total dividend	5,111	3,618
Dividend tax	1,034	615
Amount transferred to general reserve	1,217	1,021
Surplus- Closing Balance	35,152	30,392
	47,494	41,806

2.3 DEFERRED TAXES

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Deferred tax assets
Fixed assets	210	356
Trade receivables	100	44
Unavailed leave	280	249
Computer software	51	50
Accrued compensation to employees	29	31
Post sales client support	72	98
Others	7	17
	749	845
Deferred tax liabilities
Branch profit tax	316	303
	316	303
Deferred tax assets after set-off	433	542
Deferred tax liabilities after set-off	–	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set-off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2015 and March 31, 2014, the Company has provided for branch profit tax of 316 crore and 303 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes 13 crore movement on account of exchange rate during the year ended March 31, 2015.

2.4 OTHER LONG-TERM LIABILITIES

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Others
Gratuity obligation - unamortised amount relating to plan amendment (refer note 2.30)	3	7
Payable for acquisition of business (refer note 2.10.1)	–	330
Rental deposits received from subsidiary (refer note 2.26)	27	27
	30	364

2.5 TRADE PAYABLES

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Trade payables	124	68
	124	68
Includes dues to subsidiaries (refer note 2.26)	102	30

2.6 OTHER CURRENT LIABILITIES

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Accrued salaries and benefits
Salaries and benefits	1,144	503
Bonus and incentives	575	669
Other liabilities
Provision for expenses(1)	1,582	1,296
Retention monies	50	72
Withholding and other taxes payable	733	834
Gratuity obligation - unamortised amount relating to plan amendment, current (refer note 2.30)	4	4
Other payables(2)	79	63
Advances received from clients	20	21
Unearned revenue	831	606
Unpaid dividends	3	3
Payable for acquisition of business (refer note 2.10.1)	525	–
	5,546	4,071
(1) Includes dues to subsidiaries (refer note 2.26)	36	8
(2) Includes dues to subsidiaries (refer note 2.26)	33	3

2.7 SHORT-TERM PROVISIONS

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Provision for employee benefits
Unavailed leave	907	798
Others
Proposed dividend	3,388	2,469
Provision for
Tax on dividend	690	420
Income taxes (net of advance tax and TDS)	2,678	2,105
Post-sales client support and warranties and other provisions	382	325
Provision towards visa related matters (Refer note 2.37)	–	–
	8,045	6,117

Provision for post-sales client support and warranties and other provisions

The movement in the provision for post-sales client support and warranties and other provisions is as follows :in crore

Particulars	Quarter ended		Year ended
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Balance at the beginning	374	260	325	199
Provision recognized/(reversed)	44	78	134	124
Provision utilised	(32)	–	(78)	–
Exchange difference during the period	(4)	(13)	1	2
Balance at the end	382	325	382	325

Provision for post-sales client support and other provisions are expected to be utilized over a period of 6 months to 1 year.

Provision towards visa related matters amounting to 219 crore (including legal costs) was created and paid during the year ended March 31, 2014.

2.8 FIXED ASSETS

Following are the changes in the carrying value of fixed assets for the year ended March 31, 2015:

in crore, except as otherwise stated

	Tangible assets									Intangible assets		Total
Particulars	Land-Freehold	Land- Leasehold	Buildings (1)(2)	Plant and equipment (2)	Office equipment (2)	Computer equipment (2) (3)	Furniture and fixtures (2)	Vehicles	Total	Intellectual property rights	Total
Original cost
As at April 1, 2014	781	349	4,878	1,090	393	2,178	679	13	10,361	59	59	10,420
Additions/ Adjustments during the year	148	272	855	274	134	694	160	3	2,540	–	–	2,540
Deductions/ Retirement during the year	–	–	–	(3)	(2)	(60)	(7)	(2)	(74)	(17)	(17)	(91)
As at March 31, 2015	929	621	5,733	1,361	525	2,812	832	14	12,827	42	42	12,869
Depreciation and amortization
As at April 1, 2014	–	–	1,754	671	215	1,554	441	7	4,642	46	46	4,688
For the period	–	16	183	169	67	350	113	2	900	13	13	913
Deductions/ Adjustments during the year	–	–	–	(2)	(2)	(52)	(5)	(1)	(62)	(17)	(17)	(79)
As at March 31, 2015	–	16	1,937	838	280	1,852	549	8	5,480	42	42	5,522
Net book value
As at March 31, 2015	929	605	3,796	523	245	960	283	6	7,347	–	–	7,347

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to subsidiaries
	(3)	During the year ended March 31, 2015, computer equipment having net book value of 8 crore was transferred to Edgeverve Systems Limited (Refer note 2.10.2)

Following are the changes in the carrying value of fixed assets for the year ended March 31, 2014:

in crore, except as otherwise stated

	Tangible assets									Intangible assets		Total
Particulars	Land-Freehold	Land- Leasehold	Buildings (1)(2)	Plant and equipment (2)	Office equipment (2)	Computer equipment (3)	Furniture and fixtures (2)	Vehicles	Total	Intellectual property rights	Total
Original cost
As at April 1, 2013	492	348	4,053	779	276	1,525	518	10	8,001	59	59	8,060
Additions/ Adjustments during the year	290	1	825	312	117	672	161	3	2,381	–	–	2,381
Deductions/ Retirement during the year	(1)	–	–	(1)	–	(19)	–	–	(21)	–	–	(21)
As at March 31, 2014	781	349	4,878	1,090	393	2,178	679	13	10,361	59	59	10,420
Depreciation and amortization
As at April 1, 2013	–	–	1,467	547	159	1,053	345	5	3,576	31	31	3,607
For the period	–	–	287	125	56	520	96	2	1,086	15	15	1,101
Deductions/ Adjustments during the year	–	–	–	(1)	–	(19)	–	–	(20)	–	–	(20)
As at March 31, 2014	–	–	1,754	671	215	1,554	441	7	4,642	46	46	4,688
Net book value
As at March 31, 2014	781	349	3,124	419	178	624	238	6	5,719	13	13	5,732

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to subsidiaries
	(3)	The opening Balance as of April 1, 2013 includes computer equipment having gross book value of 1 crore (net book value Nil) transferred from Infosys Consulting India Limited ( Refer note 2.27)

During the quarter ended June 30, 2014, the management based on internal and external technical evaluation reassessed the remaining useful life of assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly the useful lives of certain assets required a change from the previous estimates.

The existing and revised useful lives are as below:

Category of assets	Earlier useful life (Years)	Current useful life (Years)
Building	15	22-25
Plant and machinery	5	5
Computer equipment	2-5	3-5
Furniture and fixtures	5	5
Vehicles	5	5

Had the Company continued with the previously assessed useful lives, charge for depreciation for the quarter and year ended March 31, 2015 would have been higher by 73 crore and 404 crore respectively, for assets held at April 1, 2014. The revision of the useful lives will result in the following changes in the depreciation expense as compared to the original useful life of the assets.

in crore

Particulars	Fiscal 2016	After Fiscal 2016
Increase /(decrease) in depreciation expense	(145)	549

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase or renew the properties on expiry of the lease period.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2015 and March 31, 2014 are as follows:

in crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	98	35	63
	49	32	17
Plant and equipment	12	3	9
	1	–	1
Furniture and fixtures	11	2	9
	–	–	–
Office equipment	6	1	5
	–	–	–

The aggregate depreciation charged on the above assets during the quarter and year ended March 31, 2015 amounted to 5 crore and 9 crore respectively (1 crore and 3 crore for the quarter and year ended March 31, 2014, respectively).

The rental income from subsidiaries for the quarter and year ended March 31, 2015 amounted to 11 crore and 40 crore respectively (4 crore and 17 crore for the quarter and year ended March 31, 2014, respectively).

2.9 LEASES

Obligations on long-term, non-cancellable operating leases

The lease rentals charged during the period and the obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2015	2014	2015	2014
Lease rentals recognized during the period	35	43	158	177

in crore

Lease obligations payable	As at,
	March 31, 2015	March 31, 2014
Within one year of the balance sheet date	101	125
Due in a period between one year and five years	284	314
Due after five years	158	218

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10 INVESTMENTS

in crore, except as otherwise stated

Particulars	As at
	March 31, 2015	March 31, 2014
Non-current investments
Long term investments - at cost
Trade (unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	169	107
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Technologies, S. de R.L. de C.V., Mexico
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up	65	65
Infosys Technologies (Sweden) AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologia do Brasil Ltda
5,91,24,348 (3,99,99,999) shares of BRL 1.00 par value, fully paid	149	109
Infosys Technologies (Shanghai) Company Limited	388	234
Infosys Consulting India Limited
Nil (Nil) equity shares of 10/- each, fully paid	–	–
Infosys Public Services, Inc.
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid	99	99
Lodestone Holding AG (refer note 2.10.1)
23,350 (23,350) - Class A shares of CHF 1,000 each and 29,400 (29,400) - Class B Shares of CHF 100 each, fully paid up	1,323	1,323
Infosys Americas Inc.
10,000 (10,000) shares of USD 10 per share, fully paid up	1	1
Edgeverve Systems Limited (refer note 2.10.2)
46,18,39,994 (9,99,994) equity shares of 10/- each, fully paid	462	1
Panaya Inc. (refer note 2.10.3)
2 (Nil) shares of USD 0.01 per share, fully paid up	1,398	–
Infosys Nova Holdings LLC (refer note 2.10.4)	94	–
	4,873	2,664
Others (unquoted) (refer note 2.10.5)
Investments in equity instruments	7	6
Less: Provision for investments	6	2
	1	4
Others (quoted)
Investments in tax free bonds (refer note 2.10.6)	1,234	1,300
Investments in government bonds (refer note 2.10.6)	–	–
	1,234	1,300
Total non-current investments	6,108	3,968
Current portion of Long term investments
Quoted
Fixed Maturity Plans (refer note 2.10.7)	–	100
	–	100
Current investments – at the lower of cost and fair value
Other current investments
Unquoted
Liquid mutual fund units (refer note 2.10.8)	749	1,866
Certificates of deposit (refer note 2.10.9)	–	783
	749	2,649
Total current investments	749	2,749
Total investments	6,857	6,717
Aggregate amount of quoted investments excluding interest accrued but not due of 46 crore as at March 31, 2015 (48 crore as at March 31, 2014) included under Note 2.15 Short term Loans and advances	1,234	1,400
Market value of quoted investments	1,269	1,344
Aggregate amount of unquoted investments	5,629	5,319
Aggregate amount of provision made for non-current unquoted investments	6	2

Profit on sale of Investment is 10 crore each for quarter and year ended March 31, 2015 (Nil for each quarter and year ended March 31, 2014).

2.10.1 Investment in Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of upto 608 crore.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognised on a proportionate basis over a period of three years from the date of acquisition. An amount of 51 crore and 59 crore, representing the proportionate charge of the deferred consideration has been recognised as an expense during the quarter ended March 31, 2015 and March 31, 2014 respectively and 219 crore and 228 crore during year ended March 31, 2015 and March 31, 2014 respectively.

2.10.2 Investment in Edgeverve Systems Limited

On February 14, 2014, a wholly owned subsidiary Edgeverve Systems Limited (Edgeverve) was incorporated. Edgeverve was created to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors (the Board) of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Edgeverve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders have authorized the Board to enter into a Business Transfer Agreement and related documents with Edgeverve, with effect from July 1, 2014 or such other date as may be decided by the Board. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of $70 million ( approximately 421 crore) with effect from July 1, 2014. Net assets amounting to 9 crore have also been transferred and accordingly a gain of 412 crore has been recorded as an exceptional item. The consideration has been settled through the issue of fully paid up shares in Edgeverve.

2.10.3 Investment in Panaya Inc

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of approximately 1,398 crore.

2.10.4 Investment in DWA Nova LLC

During the year ended March 31, 2015, Infosys Nova Holdings LLC acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of 94 crore. The company invested 94 crore to form a new company alongwith Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products.

Proposed Investment

On April 24, 2015, the company entered into a definitive agreement to acquire Kallidus Inc. (d.b.a Skava) and its affiliate, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients for a consideration of $120 million (approximately 750 crore) including a deferred component and retention bonus.

2.10.5 Details of Investments

The details of non-current other investments in equity instruments as at March 31, 2015 and March 31, 2014 are as follows:

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/- each, fully paid, par value 10/- each	2	2
Global Innovation and Technology Alliance
10,000 (5,000) equity shares at 1,000/- each, fully paid, par value 1,000/- each	1	–
	7	6
Less: Provision for investment	6	2
	1	4

2.10.6 Details of Investments in tax free bonds

The balances held in tax free bonds as at March 31, 2015 and March 31, 2014 is as follows: in crore

Particulars	Face Value	As at March 31, 2015		As at March 31, 2014
		Units	Amount	Units	Amount
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	20,00,000	201
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	21,00,000	211
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	2,00,000	21
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	5,00,000	50
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	53	5,00,000	53
8.20% Power Finance Corporation Limited Bonds 2022	1,000/-	–	–	5,00,000	51
8.00% Indian Railway Finance Corporation Limited Bonds 2022	1,000/-	–	–	1,50,000	15
		58,06,450	1,234	64,56,450	1,300

The balances held in government bonds as at March 31, 2015 and March 31, 2014 is as follows:

in crore

Particulars	Face Value	As at March 31, 2015		As at March 31, 2014
		Units	Amount	Units	Amount
FIXED RATE TREASURY NOTES 7.00 PCT PIBD0716A488 MAT DATE 27 JAN 2016	140	10,000	–	–	–
		10,000	–	–	–

2.10.7 Details of Investments in Fixed Maturity Plans

The balances held in Fixed Maturity Plans as at March 31, 2014 is as follows:

 in crore

Particulars	As at March 31, 2014
	Units	Amount
UTI - Fixed Term Income Fund Series - XVII –XIII	2,50,00,000	25
HDFC Fixed Maturity Plans - Series 29	2,50,00,000	25
DSP BlackRock FMP Series 146 12M - Dir - Growth	2,50,00,000	25
DSP Black Rock FMP Series 151 12M - Dir - Growth	2,50,00,000	25
	10,00,00,000	100

2.10.8 Details of Investments in liquid mutual fund units

The balances held in liquid mutual fund units as at March 31, 2015 is as follows:

in crore

Particulars	Units	Amount
IDFC Cash Fund - Direct Plan Daily Dividend	29,30,197	293
Reliance Liquid Fund - Treasury Plan - Direct Plan Daily Dividend Option	9,81,551	150
SBI Premier Liquid Fund - Direct Plan Daily Dividend	9,97,094	100
ICICI Liquid Plan - Direct Plan Daily Dividend	2,05,44,807	206
	2,54,53,649	749

The balances held in liquid mutual fund units as at March 31, 2014 is as follows:

in crore

Particulars	Units	Amount
SBI Premier Liquid Fund - Direct Plan - Daily Dividend Reinvestment	14,96,454	150
IDFC Cash Fund - Direct Plan Daily Dividend	23,95,149	240
Tata Liquid Fund Direct Plan - Daily Dividend	24,61,026	274
HDFC Liquid Fund-Direct Plan- Daily Dividend Reinvestment	33,44,09,159	341
Religare Invesco Liquid Fund-Direct Plan Daily Dividend	12,704	1
Reliance Liquidity Fund-Direct Plan Daily Dividend Reinvestment Option	35,45,234	355
L & T Liquid Fund Direct Plan - Daily Dividend Reinvestment	14,82,628	150
UTI Liquid Cash Plan - Institutional - Direct Plan - Daily Dividend Reinvestment	11,78,546	120
Birla Sun Life Floating Rate Fund-STP-DD-Direct Reinvestment	2,34,93,259	235
	37,04,74,159	1,866

2.10.9 Details of Investments in certificate of deposits

The balances held in certificates of deposit as at March 31, 2014 is as follows:

in crore

Particulars	Face value	Units	Amount
Oriental Bank of Commerce	100,000/-	48,500	454
IDBI Bank Limited	100,000/-	10,000	93
Corporation Bank	100,000/-	8,000	75
Union Bank of India	100,000/-	5,000	46
Indian Overseas Bank	100,000/-	5,000	46
HDFC Bank	100,000/-	5,000	46
Vijaya Bank	100,000/-	2,500	23
		84,000	783

2.11 LONG-TERM LOANS AND ADVANCES

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Unsecured, considered good
Capital advances	316	687
Security deposits	65	59
Rental deposits (1)	45	48
Other loans and advances
Advance income taxes (net of provisions)	3,941	1,417
Prepaid expenses	7	10
Loans and advances to employees
Housing and other loans	4	6
	4,378	2,227
Unsecured, considered doubtful
Loans and advances to employees	10	6
	4,388	2,233
Less: Provision for doubtful loans and advances to employees	10	6
	4,378	2,227
(1) Includes deposits with subsidiaries (refer note 2.26)	21	21

2.12 OTHER NON-CURRENT ASSETS

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Others
Restricted deposits (refer note 2.34)	–	43
Advance to gratuity trust (refer note 2.30)	26	9
	26	52

2.13 TRADE RECEIVABLES (1)

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	162	135
Less: Provision for doubtful debts	162	135
	–	–
Other debts
Unsecured
Considered good(2)	8,627	7,336
Considered doubtful	160	61
	8,787	7,397
Less: Provision for doubtful debts	160	61
	8,627	7,336
	8,627	7,336
(1) Includes dues from companies where directors are interested	6	117
(2) Includes dues from subsidiaries (refer note 2.26)	309	129

2.14 CASH AND CASH EQUIVALENTS

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Cash on hand	–	–
Balances with banks
In current and deposit accounts	23,722	20,600
Others
Deposits with financial institution	4,000	3,500
	27,722	24,100
Balances with banks in unpaid dividend accounts	3	3
Deposit accounts with more than 12 months maturity	182	182
Balances with banks held as margin money deposits against guarantees	185	200

Cash and cash equivalents as of March 31, 2015 and March 31, 2014 include restricted cash and bank balances of 188 crore and 203 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unpaid dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
In current accounts
ANZ Bank, Taiwan	4	1
Bank of America, USA	498	632
Citibank NA, Australia	10	75
Citibank NA, India	6	2
Citibank, Dubai	1	–
Citibank NA, EEFC (U.S. Dollar account)	2	–
Citibank NA, Japan	20	11
Citibank NA, New Zealand	3	2
Citibank NA, South Africa	2	1
Citibank NA, Thailand	–	1
Deutsche Bank, Philippines	2	–
Deutsche Bank, India	4	7
Deutsche Bank-EEFC (Euro account)	2	8
Deutsche Bank-EEFC (GBP account)	5	11
Deutsche Bank-EEFC (AUD account)	–	8
Deutsche Bank-EEFC (U.S. Dollar account)	7	63
Deutsche Bank-EEFC (CHF account)	4	1
Deutsche Bank, Belgium	13	12
Deutsche Bank, France	2	5
Deutsche Bank, Germany	8	33
Deutsche Bank, Netherlands	1	16
Deutsche Bank, Russia	–	1
Deutsche Bank, Russia (U.S. Dollar account)	–	13
Deutsche Bank, Singapore	5	10
Deutsche Bank, Spain	1	3
Deutsche Bank, Switzerland	–	3
Deutsche Bank, Switzerland (U.S. Dollar account)	–	2
Deutsche Bank, UK	24	73
HSBC, Hong Kong	44	2
ICICI Bank, India	18	31
ICICI Bank-EEFC (U.S. Dollar account)	9	8
Nordbanken, Sweden	1	13
Punjab National Bank, India	7	3
Royal Bank of Canada, Canada	11	22
State Bank of India	1	9
	715	1,082

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
In deposit accounts
Allahabad Bank	200	931
Andhra Bank	97	753
Axis Bank	1,415	1,000
Bank of Baroda	2,314	2,125
Bank of India	2,691	2,461
Canara Bank	2,841	2,046
Central Bank of India	1,303	1,500
Corporation Bank	1,197	1,054
Development Bank of Singapore	35	–
HDFC Bank	2,017	–
ICICI Bank	3,059	2,976
IDBI Bank	706	1,650
Indusind Bank	75	25
ING Vysya Bank	100	200
Indian Overseas Bank	573	700
Jammu and Kashmir Bank	–	25
Kotak Mahindra Bank	–	25
Oriental Bank of Commerce	1,500	86
Punjab National Bank	512	–
Syndicate Bank	327	783
Union Bank of India	971	–
Vijaya Bank	386	775
Yes Bank	500	200
	22,819	19,315
In unpaid dividend accounts
HDFC Bank - Unpaid dividend account	1	1
ICICI bank - Unpaid dividend account	2	2
	3	3
In margin money deposits against guarantees
Canara Bank	128	142
State Bank of India	57	58
	185	200
Deposits with financial institution
HDFC Limited	4,000	3,500
	4,000	3,500
Total cash and cash equivalents as per Balance Sheet	27,722	24,100

2.15 SHORT-TERM LOANS AND ADVANCES

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Unsecured, considered good
Loans to subsidiaries (refer note 2.26)	24	36
Others
Advances
Prepaid expenses	71	98
For supply of goods and rendering of services	60	72
Withholding and other taxes receivable	1,253	987
Others(1)	49	20
	1,457	1,213
Restricted deposits (refer note 2.34)	1,039	934
Unbilled revenues(2)	2,423	2,392
Interest accrued but not due	433	92
Loans and advances to employees
Housing and other loans	53	64
Salary advances	148	127
Security deposits	1	8
Mark-to-market forward and options contracts	94	217
Rental deposits	6	5
	5,654	5,052
(1) Includes dues from subsidiaries (refer note 2.26)	43	13
(2) Includes dues from subsidiaries (refer note 2.26)	6	–

2.16 INCOME FROM SOFTWARE SERVICES AND PRODUCTS

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2015	2014	2015	2014
Income from software services	11,472	10,929	45,658	42,531
Income from software products	454	437	1,642	1,810
	11,926	11,366	47,300	44,341

2.17 OTHER INCOME

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2015	2014	2015	2014
Interest received on deposits with banks and others	680	581	2,592	2,135
Dividend received on investment in mutual fund units	25	29	146	137
Gain on sale of investments	10	-	10	-
Miscellaneous income, net	15	6	64	26
Gains / (losses) on foreign currency, net	161	186	525	278
	891	802	3,337	2,576

2.18 EXPENSES

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2015	2014	2015	2014
Employee benefit expenses
Salaries and bonus including overseas staff expenses	6,020	5,861	24,509	23,852
Contribution to provident and other funds	140	168	519	432
Employee compensation expense (Refer note 2.1)	1	–	2	–
Staff welfare	22	24	85	66
	6,183	6,053	25,115	24,350
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	383	383	1,385	1,451
Technical sub-contractors - others	453	257	1,524	1,145
	836	640	2,909	2,596
Travel expenses
Overseas travel expenses	290	257	1,235	1,186
Travelling and conveyance	35	28	125	101
	325	285	1,360	1,287
Cost of software packages and others
For own use	165	249	797	726
Third party items bought for service delivery to clients	58	56	182	194
	223	305	979	920
Communication expenses
Telephone charges	56	56	247	232
Communication expenses	34	29	137	97
	90	85	384	329

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2015	2014	2015	2014
Other expenses
Office maintenance	98	80	361	315
Power and fuel	40	39	185	181
Brand building	24	13	94	77
Rent	35	43	158	177
Rates and taxes, excluding taxes on income	22	30	108	89
Repairs to building	40	19	99	40
Repairs to plant and machinery	23	15	70	41
Computer maintenance	35	18	104	90
Consumables	17	8	39	21
Insurance charges	10	9	42	34
Provision for post-sales client support and warranties	(11)	42	17	36
Commission to non-whole time directors	2	1	8	8
Provision for bad and doubtful debts and advances	29	34	145	126
Auditor's remuneration
Statutory audit fees	1	–	2	1
Other services	–	–	–	–
Reimbursement of expenses	–	–	–	–
Bank charges and commission	4	1	8	6
Contributions towards CSR (Refer Note 2.35)	64	–	243	–
Others	117	57	293	388
	550	409	1,976	1,630

2.19 TAX EXPENSE

in crore

	Quarter ended March 31,		Year ended March 31,
	2015	2014	2015	2014
Current tax
Income tax	1,046	1,080	4,537	4,063
Deferred tax	100	(76)	97	(255)
	1,146	1,004	4,634	3,808

During the quarter ended March 31, 2015 and March 31, 2014, the company had reversal (net of provisions) of 48 crore and provisions (net of reversal) 18 crore, respectively, pertaining to tax relating to prior years.

During the year ended March 31, 2015 and March 31, 2014, the company had a reversal (net of provisions) of 161 crore and 19 crore, respectively, pertaining to tax relating to prior years.

The revision in the useful life of assets held at April 1, 2014 has resulted in a decrease in deferred tax credit by 42 crore and 165 crore for the quarter and year ended March 31, 2015 respectively (Refer note 2.8).

Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries as per Indian Income Tax Act, 1961. Infosys' operations are conducted through Software Technology Parks('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the first 10 years from the fiscal year in which the unit commences software development, or March 31, 2011 which ever is earlier. Income from SEZs Unit is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.20 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

   in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	22	24
Claims against the Company, not acknowledged as debts(1)	167	169
[Net of amount paid to statutory authorities 3,572 crore (1,716 crore)]
Commitments :
Estimated amount of unexecuted capital contracts	1,272	827
(net of advances and deposits)

(1)	Claims against the company not acknowledged as debts include demand from the Indian Income tax authorities for payment of tax of 3,337 crore (1,548 crore), including interest of 964 crore (430 crore) upon completion of their tax assessment for fiscal 2006, fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010. These demands were paid to statutory tax authorities which includes 1,788 crore paid during the year ended March 31, 2015 consequent to demand from tax authorities in India for fiscal 2010 towards denial of certain tax benefits. The Company has filed an appeal with the Income Tax Appellate Tribunal.

Demand for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act as determined by the ratio of export turnover to total turnover. This disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. The matter for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax (Appeals) Bangalore. For matter of fiscal 2006, the Commissioner of Income tax (Appeals) has passed a partly favorable order. The order giving effect of said Commissioner Order is awaited. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.21 DERIVATIVE INSTRUMENTS

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As at
	March 31, 2015		March 31, 2014
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	664	4,150	724	4,338
In Euro	59	396	49	405
In GBP	68	632	73	732
In AUD	95	452	75	415
In CAD	12	59	–	–
In SGD	25	114	–	–
Options outstanding
In USD	–	–	20	120
		5,803		6,010

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is Nil (Nil as at March 31, 2014).

The foreign exchange forward & option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

    in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Not later than one month	1,382	1,137
Later than one month and not later than three months	3,608	2,674
Later than three months and not later than one year	813	2,199
	5,803	6,010

The Company recognized a gain of 289 crore and 294 crore on derivative instruments during the quarter ended March 31, 2015 and March 31, 2014, respectively, which is included in other income.

The Company recognized a gain of 499 crore and 217 crore on derivative instruments during the year ended March 31, 2015 and March 31, 2014, respectively, which is included in other income.

2.22 QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per Schedule III to the Companies Act, 2013.

2.23 IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)

   in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2015	2014	2015	2014
Capital goods	113	68	415	374
Software packages	3	3	3	3
	116	71	418	377

2.24 ACTIVITY IN FOREIGN CURRENCY

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2015	2014	2015	2014
Earnings in foreign currency
Income from software services and products	11,623	11,055	46,152	43,150
Interest received from banks and others	1	1	5	7
	11,624	11,056	46,157	43,157
Expenditure in foreign currency
Overseas travel expenses (including visa charges)	227	195	992	990
Professional charges	231	46	363	513
Technical sub-contractors - subsidiaries	319	345	1,168	1,299
Overseas salaries and incentives	4,091	3,968	15,968	16,523
Other expenditure incurred overseas for software development	972	288	3,276	2,075
	5,840	4,842	21,767	21,400
Net earnings in foreign currency	5,784	6,214	24,390	21,757

2.25 DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows:

in crore

Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Year ended March 31,
			2015	2014
Interim dividend for fiscal 2015	2	8,23,17,281	247	–
Final dividend for fiscal 2014	2	9,30,32,691	400	–
Interim dividend for fiscal 2014	2	8,76,42,560	–	175
Final dividend for fiscal 2013	2	7,19,18,545	–	194

2.26 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at
		March 31, 2015	March 31, 2014
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Consulting India Limited (1)	India	–	–
Infosys Americas Inc., (Infosys Americas) (2)	U.S.	100%	100%
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (3)	Poland	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (3)(11)	Mexico	–	–
Infosys McCamish Systems LLC (3)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(3)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd(7)	Australia	–	99.98%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (4)	Australia	100%	100%
Edgeverve Systems Limited (Edgeverve) (10)	India	100%	100%
Lodestone Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc. (5)(9)	Canada	–	–
Lodestone Management Consultants Inc.(5)	U.S.	100%	100%
Lodestone Management Consultants Pty Limited (5)	Australia	100%	100%
Lodestone Management Consultants AG (5)	Switzerland	100%	100%
Lodestone Augmentis AG (8)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (5)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (6)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (5)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd.(5)	Singapore	100%	100%
Lodestone Management Consultants SAS (5)	France	100%	100%
Lodestone Management Consultants s.r.o. (5)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (5)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (5)	China	100%	100%
Lodestone Management Consultants Ltd. (5)	UK	100%	100%
Lodestone Management Consultants B.V. (5)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (6)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (5)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (5)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (5)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (5)	Argentina	100%	100%
Infosys Canada Public Services Ltd.(12)(13)	Canada	–	–
Infosys Nova Holdings LLC. (Infosys Nova)(14)	U.S.	100%	–
Panaya Inc.(15)	U.S.	100%	–
Panaya Ltd.(16)	Israel	100%	–
Panaya Gmbh(16)	Germany	100%	–
Panaya Pty Ltd.(16)	Australia	–	–
Panaya Japan Co. Ltd.(16)	Japan	100%	–

(1)	The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012.
(2)	Incorporated effective June 25, 2013
(3)	Wholly owned subsidiaries of Infosys BPO.
(4)	Under liquidation
(5	Wholly owned subsidiaries of Lodestone Holding AG
(6	Majority owned and controlled subsidiaries of Lodestone Holding AG
(7)	Wholly owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014.
(8)	Wholly owned subsidiary of Lodestone Management Consultant AG
(9)	Liquidated effective December 31, 2013
(10)	Incorporated effective February 14, 2014 (Refer note 2.10.2)
(11)	Incorporated effective February 14, 2014
(12)	Wholly owned subsidiary of Infosys Public Services, Inc.
(13)	Incorporated effective December 19, 2014
(14)	Incorporated effective January 23, 2015
(15)	On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc. (Refer note 2.10.3)
(16)	Wholly owned subsidiary of Panaya Inc.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Name of Associates	Country	Holding as at
		March 31, 2015	March 31, 2014
DWA Nova LLC(1)	U.S.	20%	–

(1)	Associate of Infosys Nova Holdings LLC.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Science Foundation	India	Controlled trust
Infosys Limited Employees' Welfare Trust	India	Controlled trust

Refer Notes 2.30, 2.31 and 2.32 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole time directors	Executive council members (*)
S. D. Shibulal (resigned effective July 31, 2014)	U. Ramadas Kamath
Srinath Batni (resigned effective July 31, 2014)	Chandrashekar Kakal#
V. Balakrishnan (resigned effective December 31, 2013)	Nandita Gurjar
Ashok Vemuri (resigned effective September 12, 2013)	Stephen R. Pratt (resigned effective January 31, 2014)
B. G. Srinivas (resigned effective June 10, 2014)	Basab Pradhan (resigned effective July 12, 2013)
U B Pravin Rao (effective January 10, 2014)	Prasad Thrikutam#
Dr. Vishal Sikka (appointed effective June 14, 2014)	Rajiv Bansal
Srikantan Moorthy (effective April 1, 2013)
Non-whole-time directors	Sanjay Purohit (effective April 1, 2013)
N. R. Narayana Murthy (resigned effective October 10, 2014)	Ranganath D Mavinakere (effective August 19, 2013)
S. Gopalakrishnan (resigned effective October 10, 2014)	Binod Hampapur Rangadore (effective August 19, 2013)
K.V.Kamath	Nithyanandan Radhakrishnan (effective August 19, 2013)#
Deepak M. Satwalekar (retired effective November 13, 2013)	V.G. Dheeshjith (effective November 1, 2013)
Dr. Omkar Goswami (retired effective December 31, 2014)	Ganesh Gopalakrishnan (effective November 1, 2013)
David L. Boyles (retired effective January 17, 2014)	Haragopal Mangipudi (effective November 1, 2013)#
Prof. Jeffrey S. Lehman	Manish Tandon (effective November 1, 2013)
R. Seshasayee	K. Muralikrishna (effective November 1, 2013)#
Ann M. Fudge (retired effective June 14, 2014)	S. Ravi Kumar (effective November 1, 2013)
Ravi Venkatesan	Sanjay Jalona (effective November 1, 2013)
Leo Puri (appointed effective April 11, 2013 and resigned effective August 14, 2013)	Jackie Korhonen (appointed effective November 1, 2013)#
Kiran Mazumdar Shaw (appointed effective January 10, 2014)	Subrahmanyam Goparaju (appointed effective November 1, 2013 and resigned effective December 27, 2013)
Carol M. Browner (appointed effective April 29, 2014)
Prof. John W. Etchemendy (appointed effective December 4, 2014)	# since resigned
Ms Roopa Kudva (appointed effective February 4, 2015)
(*) Executive council dissolved effective April 1, 2014
Executive Officers (effective April 1, 2014)
Rajiv Bansal, Chief Financial Officer
Srikantan Moorthy, Group Head of Human Resource Development (till March 31, 2015)
Parvatheesam K, Company Secretary (resigned effective January 10, 2015)
David D. Kennedy, General Counsel (effective November 1, 2014)

The details of amounts due to or due from related parties as at March 31, 2015 and March 31, 2014 are as follows:

 in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Trade Receivables
Infosys China	16	8
Infosys Mexico	1	2
Infosys Brasil	5	4
Infosys BPO (Including subsidiaries)	1	1
Lodestone Holding AG (including subsidiaries)	26	16
Edgeverve Systems Limited	14	–
Infosys Public Services	246	98
	309	129
Loans (1)
Lodestone Holding AG (including subsidiaries)	6	–
Edgeverve Systems Limited	18	–
Infosys Brasil	–	36
	24	36
Other receivables
Infosys BPO (Including subsidiaries)	1	2
Infosys Sweden	–	5
Infosys Public Services	4	2
Edgeverve Systems Limited	14	–
Lodestone Holding AG (including subsidiaries)	24	4
	43	13
Unbilled revenues
Lodestone Holding AG (including subsidiaries)	1	–
Infosys BPO (Including subsidiaries)	5	–
	6	–
Trade payables
Infosys China	10	14
Infosys BPO (Including subsidiaries)	1	4
Infosys Mexico	1	1
Infosys Sweden	5	6
Lodestone Holding AG (including subsidiaries)	83	4
Infosys Brasil	2	1
	102	30
Other payables
Infosys BPO (Including subsidiaries)	18	3
Infosys China	–	(12)
Infosys Mexico	–	2
Lodestone Holding AG (including subsidiaries)	2	4
Infosys Brasil	–	6
Edgeverve Systems Limited	9	–
Infosys Public Services	4	–
	33	3
Provision for expenses
Infosys BPO (Including subsidiaries)	(1)	2
Edgeverve Systems Limited	37	–
Lodestone Holding AG (including subsidiaries)	–	6
	36	8
Rental Deposit given for shared services
Infosys BPO	21	21
Rental Deposit taken for shared services
Infosys BPO	27	27

(1)	The above loans are given in accordance of terms and conditions of loan agreement and is repayable within a period of one year and carries an interest rate of 6% and 8.67% for Lodestone United Kingdom and Edgeverve Systems Limited respectively.

in crore

Particulars	Maximum amount outstanding during
	2015	2014
Loans and advances in the nature of loans given to subsidiaries :
Infosys Public Services	–	71
Edgeverve Systems Limited(2)	18	–
Infosys Brasil	40	35
Lodestone Holding AG	66	124

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 2.8, for the quarter and year ended March 31, 2015 and March 31, 2014 are as follows:

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2015	2014	2015	2014
Capital transactions:
Financing transactions
Infosys Americas	–	–	–	1
Infosys China	62	–	62	–
Infosys Nova	94	–	94	–
Infosys Shanghai	62	–	154	–
Infosys Public Services	–	75	–	75
Infosys Brasil(3)	40	–	40	–
Lodestone Holding AG (including subsidiaries)	–	–	–	136
Edgeverve Systems Limited	–	1	461	1
	258	76	811	213
Loans (net of repayment)
Lodestone Holding AG (including subsidiaries)(1)	(49)	–	6	(136)
Infosys Public Services	–	(75)	–	(75)
Edgeverve Systems Limited(2)	18	–	18	–
Infosys Brasil(3)	(40)	–	(40)	33
	(71)	(75)	(16)	(178)

Revenue transactions:
Purchase of services
Infosys China	31	43	139	225
Lodestone Holding AG (including subsidiaries)	212	285	819	1,020
Infosys BPO (Including subsidiaries)	68	44	230	180
Infosys Sweden	12	8	44	10
Infosys Mexico	2	2	10	12
Edgeverve Systems limited	56	–	136	–
Infosys Brasil	2	1	7	4
	383	383	1,385	1,451
Purchase of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	9	19	68	74
	9	19	68	74
Interest income
Lodestone Holding AG (including subsidiaries)	–	–	1	4
Infosys Public Services	–	1	–	5
Infosys Brasil	1	–	3	1
	1	1	4	10
Sale of services
Infosys China	1	3	8	9
Infosys Mexico	3	2	11	9
Lodestone Holding AG (including subsidiaries)	5	6	23	16
Infosys Brasil	2	–	8	4
Infosys BPO (including subsidiaries)	19	17	86	71
Edgeverve Systems limited	19	–	50	–
Infosys Public Services	181	150	735	577
	230	178	921	686
Sale of shared services including facilities and personnel
Edgeverve Systems limited	6	–	22	–
Infosys BPO (including subsidiaries)	9	6	38	36
	15	6	60	36
Profit on transfer of business
Edgeverve Systems limited (Refer Note 2.10.2)	–	–	412	–
	–	–	412	–

(1)	Additionally during the quarter ended December 31, 2014 loan of 10 crore was given and repaid in the same quarter.
(2)	Additionally during the quarter ended September 30, 2014 loan of 12 crore was given and repaid in the same quarter.
(3)	Loan outstanding (including accrued interest) given to Infosys Brazil is converted to equity during the quarter ended March 31, 2015.

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2015	2014	2015	2014
Salaries and other employee benefits to whole-time directors and members of executive council (1)(2)	9	20	30	56
Commission and other benefits to non-executive/independent directors	1	1	8	9
Total	10	21	38	65

(1)	Executive Council dissolved effective April 1, 2014 and Executive officers have been appointed with effect from that date.
(2)	Includes stock compensation expense of 1 crore and 2 crore for the quarter and year ended March 31, 2015, respectively.

2.27 Merger of Infosys Consulting India Limited

The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012. ICIL was a wholly owned subsidiary of Infosys Limited and was engaged in software related consultancy services.The merger of ICIL into Infosys Limited has been accounted for under pooling of interest method referred to in Accounting Standard 14, Accounting for Amalgamation (AS-14).

All the assets and liabilities of ICIL on and after the appointed date and prior to the effective date have been transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allotted to the shareholders upon the scheme becoming effective.

2.28 RESEARCH AND DEVELOPMENT EXPENDITURE

in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2015	2014	2015	2014
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centres (eligible for weighted deduction) (1)
Capital Expenditure	–	–	–	–
Revenue Expenditure	36	62	160	261
Other R&D Expenditure
Capital Expenditure	2	–	15	–
Revenue Expenditure	101	116	430	612
Total R&D Expenditure
Capital Expenditure	2	–	15	–
Revenue Expenditure	137	178	590	873

(1) During the year ended March 31, 2015, and March 31, 2014, the company has claimed weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which has been renewed effective April 2014. The weighted tax deduction is equal to 200% of such expenditure incurred.

The eligible R&D revenue and capital expenditure are 36 crore and Nil for the quarter ended March 31, 2015 and 62 crore and Nil towards revenue and capital expenditure for the quarter ended March 31, 2014.

The eligible R&D revenue and capital expenditure are 160 crore and Nil for the year ended March 31, 2015 and 261 crore and Nil towards revenue and capital expenditure for the year ended March 31, 2014.

2.29 SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective quarter ended March 31, 2014, the Company reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the reportable industry segments based on the "management approach" as laid down in AS 17, Segment reporting and an additional segment, Life Sciences and Healthcare was identified. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily enterprises in Financial Services and Insurance (FSI) , enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS),enterprises in Retail, Consumer packaged goods and Logistics (RCL) and enterprises in Life Sciences and Healthcare (LSH). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable industry segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended March 31, 2015 and March 31, 2014:

in crore

Particulars	FSI	MFG	ECS	RCL	LSH	Total
Income from software services and products	4,126	2,634	2,377	2,097	692	11,926
	3,923	2,410	2,309	2,064	660	11,366
Identifiable operating expenses	1,969	1,338	1,105	963	362	5,737
	1,839	1,212	1,064	992	346	5,453
Allocated expenses	889	601	539	478	158	2,665
	845	542	519	465	148	2,519
Segmental operating income	1,268	695	733	656	172	3,524
	1,239	656	726	607	166	3,394
Unallocable expenses						245
						309
Other income, net						891
						802
Profit before exceptional item and tax						4,170
						3,887
Exceptional item						-
						-
Profit before tax						4,170
						3,887
Tax expense						1,146
						1,004
Profit after taxes and exceptional item						3,024
						2,883

Year ended March 31, 2015 and March 31, 2014:

     in crore

Particulars	FSI	MFG	ECS	RCL	LSH	Total
Income from software services and products	16,175	10,230	9,756	8,369	2,770	47,300
	15,374	9,434	8,862	8,106	2,565	44,341
Identifiable operating expenses	7,874	5,191	4,706	3,917	1,440	23,128
	7,413	4,835	4,088	3,991	1,348	21,675
Allocated expenses	3,396	2,241	2,130	1,832	607	10,206
	3,408	2,194	2,057	1,884	596	10,139
Segmental operating income	4,905	2,798	2,920	2,620	723	13,966
	4,553	2,405	2,717	2,231	621	12,527
Unallocable expenses						917
						1,101
Other income, net						3,337
						2,576
Profit before exceptional item and tax						16,386
						14,002
Exceptional item						412
						–
Profit before tax						16,798
						14,002
Tax expense						4,634
						3,808
Profit after taxes and exceptional item						12,164
						10,194

Geographic Segments

Quarter ended March 31, 2015 and March 31, 2014:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	7,733	2,526	341	1,326	11,926
	7,068	2,610	335	1,353	11,366
Identifiable operating expenses	3,749	1,256	140	592	5,737
	3,320	1,380	170	583	5,453
Allocated expenses	1,762	571	67	265	2,665
	1,590	583	66	280	2,519
Segmental operating income	2,222	699	134	469	3,524
	2,158	647	99	490	3,394
Unallocable expenses					245
					309
Other income, net					891
					802
Profit before exceptional item and tax					4,170
					3,887
Exceptional item					–
					–
Profit before tax					4,170
					3,887
Tax expense					1,146
					1,004
Profit after taxes and exceptional item					3,024
					2,883

Year ended March 31, 2015 and March 31, 2014:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	30,273	10,300	1,307	5,420	47,300
	27,963	9,800	1,278	5,300	44,341
Identifiable operating expenses	14,806	5,131	678	2,513	23,128
	13,624	5,021	621	2,409	21,675
Allocated expenses	6,625	2,240	251	1,090	10,206
	6,577	2,210	249	1,103	10,139
Segmental operating income	8,842	2,929	378	1,817	13,966
	7,762	2,569	408	1,788	12,527
Unallocable expenses					917
					1,101
Other income, net					3,337
					2,576
Profit before exceptional item and tax					16,386
					14,002
Exceptional item					412
					–
Profit before tax					16,798
					14,002
Tax expense					4,634
					3,808
Profit after taxes and exceptional item					12,164
					10,194

2.30 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Obligations at year beginning	668	612
Service cost	89	94
Interest cost	56	45
Transfer of obligation on amalgamation (refer note 2.27)	–	3
Transfer of obligation (refer note 2.10.2)	(5)	–
Actuarial (gain)/loss	58	8
Benefits paid	(111)	(94)
Obligations at year/ period end	755	668
Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.
Change in plan assets
Plan assets at year beginning, at fair value	677	643
Expected return on plan assets	65	59
Actuarial gain/(loss)	5	(3)
Contributions	145	70
Benefits paid	(111)	(94)
Transfer of plan assets on amalgamation (refer note 2.27)	–	2
Plan assets at year/ period end, at fair value	781	677
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year	781	677
Present value of the defined benefit obligations at the end of the year	755	668
Re-imbursement (obligation)/asset*	(6)	–
Asset recognized in the balance sheet	20	9
Assumptions
Interest rate	7.80%	9.20%
Estimated rate of return on plan assets	9.50%	9.55%
Weighted expected rate of salary increase	8.00%	8.00%

*	pertains to transfer of assets to group companies.

in crore

Particulars	As at
	March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2012	March 31, 2011
Obligations at year end	755	668	612	569	459
Plan assets at year end, at fair value	781	677	643	582	459
Funded Status	26	9	31	13	-
Experience adjustments:
(Gain)/loss:
Experience adjustments on plan liabilities	4	14	(49)	13	18
Experience adjustments on plan assets	(5)	3	-	-	1

Net gratuity cost for the quarter and year ended March 31, 2015 and March 31, 2014 comprises of the following components:

    in crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2015	2014	2015	2014
Gratuity cost for the period
Service cost	22	23	89	94
Interest cost	13	11	56	45
Expected return on plan assets	(17)	(15)	(65)	(59)
Actuarial (gain)/loss	17	63	53	11
Plan amendment amortization	(1)	(1)	(4)	(4)
Net gratuity cost	34	81	129	87
Actual return on plan assets	21	14	70	56

As at March 31, 2015 and March 31, 2014, the plan assets have been primarily invested in insurer managed funds. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute 145 crore to the gratuity trust during the fiscal 2016.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortized on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2015 and March 31, 2014 amounts to 7 crore and 11 crore, respectively and disclosed under 'Other long-term liabilities' and 'other current liabilities'.

2.31 PROVIDENT FUND

The Company contributed 81 crore and 295 crore towards provident fund during the quarter and year ended March 31, 2015, respectively (66 crore and 262 crore during the quarter and year ended March 31, 2014, respectively).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India during the quarter ended December 31, 2011 and based on the below provided assumptions there is no shortfall as at March 31, 2015, 2014, 2013, 2012 and 2011, respectively.

The details of fund and plan asset position are given below:

in crore

Particulars	As at
	March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2012	March 31, 2011
Plan assets at year end, at fair value	2,912	2,817	2,399	1,816	1,579
Present value of benefit obligation at year end	2,912	2,817	2,399	1,816	1,579
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	March 31, 2015	March 31, 2014
Government of India (GOI) bond yield	7.80%	9.20%
Remaining term of maturity	7 years	8 years
Expected guaranteed interest rate	8.75%	8.75%

2.32 SUPERANNUATION

The Company contributed 53 crore and 213 crore to the Superannuation trust during the quarter and year ended March 31, 2015, respectively (50 crore and 202 crore during the quarter and year ended March 31, 2014, respectively).

2.33 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Quarter ended March 31,		Year ended March 31,
	2015	2014	2015	2014
Number of shares considered as basic weighted average shares outstanding*#	114,84,72,332	114,28,05,132	114,84,72,332	114,28,05,132
Effect of dilutive common equivalent shares	26,968	–	15,342	–
Number of shares considered as weighted average shares and potential shares outstanding	114,84,99,300	114,28,05,132	114,84,87,674	114,28,05,132

*	adjusted for bonus issue.(refer Note 2.1)
#	adjusted for deconsolidation of trust for the year ended March 31, 2015.(refer Note 2.1)

2.34 RESTRICTED DEPOSITS

Restricted deposits as at March 31, 2015 comprises 1,039 crore (977 crore as at March 31, 2014) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.35 CORPORATE SOCIAL RESPONSIBILITY (CSR)

As per Section 135 of the Companies Act, 2013, a CSR committee has been formed by the company. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation and rural development projects. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

2.36 DUES TO MICRO SMALL AND MEDIUM ENTERPRISES

As at March 31, 2015, less than 1 crore is outstanding to micro and small enterprises (1 crore as at March 31, 2014). There are no interests due or outstanding on the same.

2.37 LITIGATION

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

During the year ended March 31, 2014 the Company recorded a charge related to the settlement agreement (including legal costs) of 219 crore related to the matters that were the subject of the Settlement agreement. The said amount was paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.38 FINACLE AND EDGESERVICES

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with Egdeverve, a wholly owned subsidiary,subject to securing the requisite approval from shareholders. The proposed transfer of the business of Finacle and EdgeServices to Edgeverve is at an estimated consideration of upto 3,400 crore and upto 220 crore, respectively.

2.39 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

In crore

Particulars	Quarter ended March 31,		Year ended March 31,
	2015	2014	2015	2014
Income from software services and products	11,926	11,366	47,300	44,341
Software development expenses	6,933	6,747	27,828	26,738
GROSS PROFIT	4,993	4,619	19,472	17,603
Selling and marketing expenses	633	567	2,549	2,390
General and administration expenses	840	658	2,961	2,686
	1,473	1,225	5,510	5,076
OPERATING PROFIT BEFORE DEPRECIATION	3,520	3,394	13,962	12,527
Depreciation and amortization	241	309	913	1,101
OPERATING PROFIT	3,279	3,085	13,049	11,426
Other income	891	802	3,337	2,576
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX	4,170	3,887	16,386	14,002
Profit on transfer of business (refer note 2.10.2)	–	–	412	–
PROFIT BEFORE TAX	4,170	3,887	16,798	14,002
Tax expense:
Current tax	1,046	1,080	4,537	4,063
Deferred tax	100	(76)	97	(255)
PROFIT FOR THE PERIOD	3,024	2,883	12,164	10,194

The accompanying notes form an integral part of the standalone interim financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Akhil Bansal	K.V. Kamath	Dr. Vishal Sikka	R.Seshasayee
Partner	Chairman	Chief Executive Officer and	Director
Membership No. 090906		Managing Director

Chennai	Rajiv Bansal
April 24, 2015	Chief Financial Officer

Auditor’s Report on Quarterly Financial Results and Year to Date Financial Results of Infosys Limited pursuant to the Clause 41 of the Listing Agreement

To,

The Board of Directors of Infosys Limited

We have audited the quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended March 31, 2015 and the year to date financial results for the period from April 1, 2014 to March 31, 2015, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’, which have been traced from disclosures made by the Management and have not been audited by us. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, specified under Section 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014 and other accounting principles generally accepted in India.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(ii)	give a true and fair view of the net profit and other financial information for the quarter ended March 31, 2015 as well as the year to date results for the period from April 1, 2014 to March 31, 2015.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co. LLP

Chartered Accountants

Firm’s registration number: 101248W/ W-100022

Akhil Bansal

Partner

Membership number: 090906

Chennai

24 April 2015

Independent Auditor’s Report

To the Members of Infosys Limited

Report on the Standalone Financial Statements

We have audited the accompanying standalone financial statements of Infosys Limited (‘the Company’), which comprise the balance sheet as at 31 March 2015, the statement of profit and loss and the cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Standalone Financial Statements

The Company’s Board of Directors is responsible for the matters stated in Section 134(5) of the Companies Act, 2013 (“the Act”) with respect to the preparation and presentation of these standalone financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Company in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these standalone financial statements based on our audit. We have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under Section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company’s preparation of the financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company’s Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Company as at 31 March 2015 and its profit and its cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1.	As required by the Companies (Auditor’s Report) Order, 2015 (“the Order”) issued by the Central Government of India in terms of sub-section (11) of section 143 of the Act, we give in the Annexure a statement on the matters specified in the paragraph 3 and 4 of the Order, to the extent applicable.
2.	As required by Section 143 (3) of the Act, we report that:
	(a)	we have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.
	(b)	in our opinion proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;
	(c)	the balance sheet, the statement of profit and loss and the cash flow statement dealt with by this Report are in agreement with the books of account;
	(d)	in our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014;
	(e)	on the basis of the written representations received from the directors as on 31 March 2015 taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2015 from being appointed as a director in terms of Section 164 (2) of the Act; and
	(f)	with respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:
		i.	the Company has disclosed the impact of pending litigations on its financial position in its financial statements – Refer Note 2.20 and 2.37 to the financial statements;
		ii.	the Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts – Refer Note 2.7 to the financial statements;
		iii.	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W/W-100022

Akhil Bansal
Partner
Membership number: 090906

Chennai

24 April 2015

Annexure to the Independent Auditors’ Report

The Annexure referred to in our Independent Auditors’ Report to the members of the Company on the standalone financial statements for the year ended 31 March 2015, we report that:

(i)	(a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.
	(b)	The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.
(ii)		The Company is a service company, primarily rendering software services. Accordingly, it does not hold any physical inventories. Thus, paragraph 3(ii) of the Order is not applicable.
(iii)	(a)	The Company has granted loans to three bodies corporate covered in the register maintained under section 189 of the Companies Act, 2013 (‘the Act’).
	(b)	In the case of the loans granted to the bodies corporate listed in the register maintained under section 189 of the Act, the borrowers have been regular in the payment of the interest as stipulated. The terms of arrangements do not stipulate any repayment schedule and the loans are repayable on demand. Accordingly, paragraph 4(iii)(c) of the Order is not applicable to the Company in respect of repayment of the principal amount.
	(c)	There are no overdue amounts of more than rupees one lakh in respect of the loans granted to the bodies corporate listed in the register maintained under section 189 of the Act.
(iv)		In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.
(v)		The Company has not accepted any deposits from the public.
(vi)		The Central Government has not prescribed the maintenance of cost records under section 148(1) of the Act, for any of the services rendered by the Company.
(vii)	(a)

According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/ accrued in the books of account in respect of undisputed statutory dues including provident fund, income tax, sales tax, wealth tax, service tax, duty of customs, value added tax, cess and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of employees’ state insurance and duty of excise.

According to the information and explanations given to us, no undisputed amounts payable in respect of provident fund, income tax, sales tax, wealth tax, service tax, duty of customs, value added tax, cess and other material statutory dues were in arrears as at 31 March 2015 for a period of more than six months from the date they became payable.

(b)

According to the information and explanations given to us, there are no material dues of wealth tax, duty of customs and cess which have not been deposited with the appropriate authorities on account of any dispute. However, according to information and explanations given to us, the following dues of income tax, sales tax, service tax and value added tax have not been deposited by the Company on account of disputes:

Name of the statute	Nature of dues	Amount (in Rs.)	Period to which the amount relates	Forum where dispute is pending
Service tax	Service tax and penalty	57,563,973 #	July 2004 to October 2005	CESTAT, Bangalore
Service tax	Service tax	25,784,864 #	January 2005 to March 2009	CESTAT-Bangalore
Service tax	Service tax and penalty	231,521,178 #	February 2007 to March 2009	CESTAT-Bangalore
Service tax	Service tax	41,972,658 #	April 2009 to March 2010	CESTAT, Bangalore
Service tax	Service tax	64,654,051 #	April 2010 to March 2011	CESTAT-Bangalore
APVAT Act, 2005	Sales tax	3,112,450 *#	April 2007 to March 2008	High Court of Andhra Pradesh
MVAT Act, 2005	Sales tax	935,455 *#	April 2006 to December 2007	Joint Commissioner (Appeals)
MVAT Act, 2005	Sales tax	45,250,506	September 2008 to October 2011	Specified Officer of SEZ
Central Excise Act, 1944	Excise duty and penalty	386,148,018 #	March 2006 to December 2009	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty and penalty	26,746,497 #	January 2010 to December 2010	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty and penalty	45,132,885 #	January 2011 to June 2011	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty and penalty	32,344,749 #	July 2011 to December 2011	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty and penalty	42,003,700 #	January 2012 to November 2012	CESTAT, Bangalore
KVAT Act, 2003	Sales tax, interest and penalty demanded	481,461,456 *#	April 2005 to March 2009	High Court of Karnataka
MVAT Act, 2005	Sales tax, interest and penalty	699,250	January 2008 to March 2008	Joint Commissioner (Commercial Taxes)
MVAT Act, 2005	Sales tax and interest	2,276,534	April 2008 to December 2009	Joint Commissioner (Commercial Taxes)
MVAT Act, 2005	Sales tax and interest	3,132,547 #	April 2009 to December 2010	Joint Commissioner (Commercial Taxes)
Central Excise Act, 1944	Excise duty and penalty	48,139,052 #	December 2012 to September 2013	CESTAT, Bangalore
Central Excise Act, 1944	Excise duty and penalty	56,400,395	October 2013 to September 2014	**

*	net of amounts paid under protest.
#	a stay order has been received against the amount disputed and not deposited.
**	The Company is in the process of filing an appeal before the CESTAT, Bangalore

	(c)	According to the information and explanations given to us the amounts which were required to be transferred to the investor education and protection fund in accordance with the relevant provisions of the Companies Act, 1956 (1 of 1956) and rules there under has been transferred to such fund within time.
(viii)		The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.
(ix)		The Company did not have any outstanding dues to financial institutions, banks or debenture holders during the year.
(x)		In our opinion and according to the information and the explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions..
(xi)		The Company did not have any term loans outstanding during the year.
(xii)		According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co. LLP

Chartered Accountants

Firm’s registration number: 101248W/W-100022

Akhil Bansal

Partner

Membership number: 090906

Chennai

24 April 2015

INFOSYS LIMITED

In crore

Balance Sheet as at	Note	March 31, 2015	March 31, 2014
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	574	286
Reserves and surplus	2.2	47,494	41,806
		48,068	42,092
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	–	–
Other long-term liabilities	2.4	30	364
		30	364
CURRENT LIABILITIES
Trade payables	2.5	124	68
Other current liabilities	2.6	5,546	4,071
Short-term provisions	2.7	8,045	6,117
		13,715	10,256
		61,813	52,712
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.8	7,347	5,719
Intangible assets	2.8	–	13
Capital work-in-progress		769	954
		8,116	6,686
Non-current investments	2.10	6,108	3,968
Deferred tax assets (net)	2.3	433	542
Long-term loans and advances	2.11	4,378	2,227
Other non-current assets	2.12	26	52
		19,061	13,475
CURRENT ASSETS
Current investments	2.10	749	2,749
Trade receivables	2.13	8,627	7,336
Cash and cash equivalents	2.14	27,722	24,100
Short-term loans and advances	2.15	5,654	5,052
		42,752	39,237
		61,813	52,712
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the standalone financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Akhil Bansal	K.V. Kamath	Dr. Vishal Sikka	R.Seshasayee
Partner	Chairman	Chief Executive Officer and	Director
Membership No. 090906		Managing Director
Chennai	Rajiv Bansal
April 24, 2015	Chief Financial Officer

INFOSYS LIMITED

In crore, except share and per equity share data

Statement of Profit and Loss for the	Note	Year ended March 31,
		2015	2014
Income from software services and products	2.16	47,300	44,341
Other income	2.17	3,337	2,576
Total revenue		50,637	46,917
Expenses
Employee benefit expenses	2.18	25,115	24,350
Deferred consideration pertaining to acquisition	2.10.1	219	228
Cost of technical sub-contractors	2.18	2,909	2,596
Travel expenses	2.18	1,360	1,287
Cost of software packages and others	2.18	979	920
Communication expenses	2.18	384	329
Professional charges		396	474
Depreciation and amortisation expense	2.8	913	1,101
Other expenses	2.18	1,976	1,630
Total expenses		34,251	32,915
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX		16,386	14,002
Profit on transfer of business	2.10.2	412	–
PROFIT BEFORE TAX		16,798	14,002
Tax expense:
Current tax	2.19	4,537	4,063
Deferred tax	2.19	97	(255)
PROFIT FOR THE PERIOD		12,164	10,194
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Before Exceptional item
Basic		102.33	89.20
Diluted		102.33	89.20
After Exceptional item
Basic		105.91	89.20
Diluted		105.91	89.20
Number of shares used in computing earnings per share	2.33
Basic		114,84,72,332	114,28,05,132
Diluted		114,84,87,674	114,28,05,132
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the standalone financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Akhil Bansal	K.V. Kamath	Dr. Vishal Sikka	R.Seshasayee
Partner	Chairman	Chief Executive Officer and	Director
Membership No. 090906		Managing Director
Chennai	Rajiv Bansal
April 24, 2015	Chief Financial Officer

INFOSYS LIMITED

In crore

Cash Flow Statement for the		Year ended March 31,
		2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		16,798	14,002
Adjustments to reconcile profit before tax to cash generated by operating activities
Depreciation and amortisation expense		913	1,101
Provision for bad and doubtful debts		142	124
Deferred purchase price		219	228
Interest and dividend income		(2,738)	(2,272)
Profit on transfer of business (Refer note 2.10.2)		(412)	–
Stock compensation expense		2	–
Other adjustments		52	35
Effect of exchange differences on translation of assets and liabilities		52	(8)
Changes in assets and liabilities
Trade receivables		(1,433)	(1,095)
Loans and advances and other assets		(326)	(844)
Liabilities and provisions		1,175	1,506
		14,444	12,777
Income taxes paid (Refer note 2.20)		(6,489)	(3,629)
NET CASH GENERATED BY OPERATING ACTIVITIES		7,955	9,148
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure		(1,988)	(2,490)
Proceeds on sale of fixed assets		2	2
Investment in subsidiaries		(1,748)	(2)
Investment in liquid mutual fund units		(23,184)	(21,262)
Disposal of liquid mutual fund units		24,296	20,986
Investment in fixed maturity plans		–	(100)
Redemption of fixed maturity plans		110	–
Investment in certificates of deposit		–	(1,233)
Redemption of certificates of deposit		783	450
Redemption in tax free bonds		–	(927)
Interest and dividend received		2,394	2,269
NET CASH USED IN INVESTING ACTIVITIES		66	(2,307)
CASH FLOWS FROM FINANCING ACTIVITIES
Loan given to subsidiary		(73)	(33)
Loan repaid by subsidiary		47	–
Dividends paid (including corporate dividend tax)		(4,935)	(3,144)
NET CASH USED IN FINANCING ACTIVITIES		(4,961)	(3,177)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(37)	34
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		3,622	3,698
Add: Bank balances taken over from Infosys Consulting India Limited (Refer Note 2.27)		–	1
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		24,100	20,401
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		27,722	24,100
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the standalone financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Akhil Bansal	K.V. Kamath	Dr. Vishal Sikka	R.Seshasayee
Partner	Chairman	Chief Executive Officer and	Director
Membership No. 090906		Managing Director
Chennai	Rajiv Bansal
April 24, 2015	Chief Financial Officer

Significant accounting policies

Company overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, our banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), NYSE Euronext London and NYSE Euronext Paris.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed under Section 133 of the Companies Act, 2013 (‘Act’) read with Rule 7 of the Companies (Accounts) Rules, 2014, the provisions of the Act (to the extent notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of indirect taxes in its statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in statement of profit and loss. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets and capital work-in-progress

Tangible assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until such assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date.

1.8 Intangible assets

Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.9 Depreciation and amortization

Depreciation on tangible assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows:

Buildings (1)	22-25 years
Plant and machinery (1)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles (1)	5 years

(1)	For these class of assets, based on internal assessment and independent technical evaluation carried out by external valuers the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation and amortization methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.8)

1.10 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Retirement benefits to employees

a Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in a scheme with Life Insurance Corporation of India, as permitted by law of India. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the statement of profit and loss in the period in which they arise.

b Superannuation

Certain employees are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions, which are periodically contributed to a trust fund, the corpus of which is invested with Life Insurance Corporation of India.

c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Limited Employees’ Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

d Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.12 Share-based payments

The company accounts for equity settled stock options as per the accounting treatment prescribed by Securities and Exchange Board of India ( share based employee benefits) Regulations, 2014 and the Guidance Note on Employee Share-based Payments issued by the Institute of Chartered Accountants of India using the intrinsic value method.

1.13 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

1.14 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the statement of profit and loss. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract and subsequently whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the statement of profit and loss. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the statement of profit and loss at each reporting date.

1.15 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to statement of profit and loss are credited to the securities premium reserve.

1.16 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.18 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.19 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

1.20 Leases

Lease under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in the statement of profit and loss over the lease term.

2 NOTES TO ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2015

Amounts in the financial statements are presented in crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL

in crore, except as otherwise stated

Particulars	As at
	March 31, 2015	March 31, 2014
Authorized
Equity shares, 5/- par value
120,00,00,000 (60,00,00,000) equity shares	600	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	574	286
114,84,72,332 (57,14,02,566) equity shares fully paid-up(2)
	574	286

Forfeited shares amounted to 1,500/- (1,500/-)

(1)	Refer note 2.33 for details of basic and diluted shares
(2)	Net of treasury shares of 28,33,600 for the year ended March 31, 2014.

Effective January 1, 2015, Infosys Limited Employees' Welfare trust (trust) has been deconsolidated consequent to SEBI (Share Based Employee Benefits) Regulations, 2014 issued on October 28, 2014.

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

In the period of five years immediately preceding March 31, 2015:

The Company has allotted 57,42,36,166 fully paid up equity shares of face value 5/- each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through a postal ballot. The record date fixed by the Board of Directors was December 3, 2014. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

During the year ended March 31, 2014, the amount of dividend per share recognized as distribution to equity shareholders was 63/- (not adjusted for bonus issue). The dividend for the year ended March 31, 2014 includes 43/- per share (not adjusted for bonus issue) of final dividend. The total dividend appropriation for the year ended March 31, 2014 amounted to 4,233 crore, including corporate dividend tax of 615 crore.

The Board of Directors, in their meeting on October 10, 2014, declared an interim dividend of 30/- per equity share (not adjusted for bonus issue). Further the Board of Directors, in their meeting on April 24, 2015, have proposed a final dividend of 29.50/- per equity share (equivalent to 14.75 per share after 1:1 bonus issue, if approved by shareholders). The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 22, 2015. The total dividend appropriation for the year ended March 31, 2015 would amount to approximately 6,145 crore including corporate dividend tax of 1,034 crore.

The Board has decided to revise and increase dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

The Board in its meeting held on April 24, 2015 has considered and approved and recommended a bonus issue of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, as on a record date to be determined. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder would remain unchanged. The bonus issue of equity shares and ADSs will be subject to approval by the shareholders, and any other applicable statutory and regulatory approvals. Accordingly, the record date for the bonus issues of equity shares and ADSs will be June 17, 2015, subject to shareholders’ approval. This date is proposed by the company and will be re-confirmed after shareholder approval.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

The details of shareholder holding more than 5% shares as at March 31, 2015 and March 31, 2014 are set out below :

Name of the shareholder	As at March 31, 2015		As at March 31, 2014
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	18,60,73,981	16.20	9,24,70,660	16.10

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2015 and March 31, 2014 is set out below:

Particulars	As at March 31, 2015		As at March 31, 2014
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	57,14,02,566	286	57,42,36,166	287
Add: Bonus shares issued (Including bonus on treasury shares)	57,42,36,166	287	–	–
Add: Treasury shares on account of deconsolidation of trust	2,833,600	1	–	–
Less: Treasury shares	–	–	2,833,600	1
Number of shares at the end of the period	114,84,72,332	574	57,14,02,566	286

Stock Option Plan:

2011 RSU Plan (the 2011 Plan): The Company has a 2011 RSU Plan which provides for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the Plan is 56,67,200 shares (currently held by the Infosys Limited Employees' Welfare Trust and adjusted for bonus shares issued) and the plan shall continue in effect for a term of 10 years from the date of initial grant under the plan. The RSUs will be issued at par value of the equity share. The 2011 Plan is administered by the Management Development and Compensation Committee (the Committee) and through the Infosys Limited Employees' Welfare Trust (the trust). The Committee is comprised of independent members of the Board of Directors.

During the year ended March 31, 2015 the company made a grant of 27,067 restricted stock units to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement and expire seven days from the date of vesting. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

In accordance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, the excess of the closing market price on the grant date of the RSUs over the exercise price is amortized on a straight-line basis over the vesting period.

The activity in the 2011 Plan during the year ended March 31, 2015 is set out below:

Particulars	Year ended March 31, 2015
	Shares arising out of options	Weighted average exercise price
2011 Plan:
Outstanding at the beginning	–	–
Granted*	54,134	5
Forfeited and expired	–	–
Exercised	–	–
Outstanding at the end	54,134	5
Exercisable at the end	–	–

*	adjusted for bonus issue

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2015 under the 2011 Plan was 2.39 years.

The differential on stock compensation expense if the ‘fair value’ of the RSU's on the date of the grant were considered instead of the ‘intrinsic value’ during the year ended March 31, 2015 is less than 1 crore. Consequently, there is no impact on earnings per share.

The fair value for the above impact analysis is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	Year ended March 31, 2015

Weighted average share price ()	3,549
Exercise price ()	5
Expected volatility (%)	30 - 37
Expected life of the option (years)	1 - 4
Expected dividends (%)	1.84
Risk-free interest rate (%)	8 - 9

The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behaviour of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

The weighted average fair value of RSUs on grant date was 3,355/-

During the year ended March 31, 2015, the company recorded an employee compensation expense of 2 crore in the statement of profit and loss.

2.2 RESERVES AND SURPLUS

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Securities premium reserve - Opening balance	3,069	3,065
Add: Reserves on consolidation of trust	–	4
Less: Deconsolidation of trust (Refer note 2.1)	4	–
Less: Amount utilized for issuance of bonus shares (Refer note 2.1)	287	–
	2,778	3,069
Stock Options Outstanding- Opening balance (Refer note 2.1)	–	–
Additions during the period	2	–
	2	–
General reserve - Opening balance	8,291	7,270
Add: Transferred from Surplus	1,217	1,021
	9,508	8,291
Surplus - Opening balance	30,392	25,383
Add: Net profit after tax transferred from Statement of Profit and Loss	12,164	10,194
Reserves on consolidation of trust	–	50
Dividend eliminated on consolidation of trust	–	13
Reserves on transfer of assets and liabilities of Infosys Consulting India Limited (refer note 2.27)	–	6
Less: Deconsolidation of trust, net (Refer note 2.1)	42	–
Amount available for appropriation	42,514	35,646
Appropriations:
Interim dividend	1,723	1,149
Final dividend	3,388	2,469
Total dividend	5,111	3,618
Dividend tax	1,034	615
Amount transferred to general reserve	1,217	1,021
Surplus- Closing Balance	35,152	30,392
	47,494	41,806

2.3 DEFERRED TAXES

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Deferred tax assets
Fixed assets	210	356
Trade receivables	100	44
Unavailed leave	280	249
Computer software	51	50
Accrued compensation to employees	29	31
Post sales client support	72	98
Others	7	17
	749	845
Deferred tax liabilities
Branch profit tax	316	303
	316	303
Deferred tax assets after set-off	433	542
Deferred tax liabilities after set-off	–	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set-off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2015 and March 31, 2014, the Company has provided for branch profit tax of 316 crore and 303 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes 13 crore movement on account of exchange rate during the year ended March 31, 2015.

2.4 OTHER LONG-TERM LIABILITIES

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Others
Gratuity obligation - unamortized amount relating to plan amendment (refer note 2.30)	3	7
Payable for acquisition of business (refer note 2.10.1)	–	330
Rental deposits received from subsidiary (refer note 2.26)	27	27
	30	364

2.5 TRADE PAYABLES

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Trade payables	124	68
	124	68
Includes dues to subsidiaries (refer note 2.26)	102	30

2.6 OTHER CURRENT LIABILITIES

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Accrued salaries and benefits
Salaries and benefits	1,144	503
Bonus and incentives	575	669
Other liabilities
Provision for expenses(1)	1,582	1,296
Retention monies	50	72
Withholding and other taxes payable	733	834
Gratuity obligation - unamortized amount relating to plan amendment, current (refer note 2.30)	4	4
Other payables(2)	79	63
Advances received from clients	20	21
Unearned revenue	831	606
Unpaid dividends	3	3
Payable for acquisition of business (refer note 2.10.1)	525	–
	5,546	4,071
(1) Includes dues to subsidiaries (refer note 2.26)	36	8
(2) Includes dues to subsidiaries (refer note 2.26)	33	3

2.7 SHORT-TERM PROVISIONS

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Provision for employee benefits
Unavailed leave	907	798
Others
Proposed dividend	3,388	2,469
Provision for
Tax on dividend	690	420
Income taxes (net of advance tax and TDS)	2,678	2,105
Post-sales client support and warranties and other provisions	382	325
Provision towards visa related matters (Refer note 2.37)	–	–
	8,045	6,117

Provision for post-sales client support and warranties and other provisions

The movement in the provision for post-sales client support and warranties and other provisions is as follows :

in crore

Particulars	Year ended
	March 31, 2015	March 31, 2014
Balance at the beginning	325	199
Provision recognized/(reversed)	134	124
Provision utilized	(78)	–
Exchange difference during the period	1	2
Balance at the end	382	325

Provision for post-sales client support and other provisions are expected to be utilized over a period of 6 months to 1 year.

Provision towards visa related matters amounting to 219 crore (including legal costs) was created and paid during the year ended March 31, 2014.

2.8 FIXED ASSETS

Following are the changes in the carrying value of fixed assets for the year ended March 31, 2015:

in crore, except as otherwise stated

Particulars	Tangible assets									Intangible assets		Total
	Land-Freehold	Land- Leasehold	Buildings (1)(2)	Plant and equipment (2)	Office equipment (2)	Computer equipment (2) (3)	Furniture and fixtures (2)	Vehicles	Total	Intellectual property rights	Total
Original cost
As at April 1, 2014	781	349	4,878	1,090	393	2,178	679	13	10,361	59	59	10,420
Additions/ Adjustments during the year	148	272	855	274	134	694	160	3	2,540	–	–	2,540
Deductions/ Retirement during the year	–	–	–	(3)	(2)	(60)	(7)	(2)	(74)	(17)	(17)	(91)
As at March 31, 2015	929	621	5,733	1,361	525	2,812	832	14	12,827	42	42	12,869
Depreciation and amortization
As at April 1, 2014	–	–	1,754	671	215	1,554	441	7	4,642	46	46	4,688
For the period	–	16	183	169	67	350	113	2	900	13	13	913
Deductions/ Adjustments during the year	–	–	–	(2)	(2)	(52)	(5)	(1)	(62)	(17)	(17)	(79)
As at March 31, 2015	–	16	1,937	838	280	1,852	549	8	5,480	42	42	5,522
Net book value
As at March 31, 2015	929	605	3,796	523	245	960	283	6	7,347	–	–	7,347

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to subsidiaries
	(3)	During the year ended March 31, 2015, computer equipment having net book value of 8 crore was transferred to Edgeverve Systems Limited (Refer note 2.10.2)

Following are the changes in the carrying value of fixed assets for the year ended March 31, 2014:

in crore, except as otherwise stated

Particulars	Tangible assets									Intangible assets		Total
	Land–Freehold	Land– Leasehold	Buildings (1)(2)	Plant and equipment (2)	Office equipment (2)	Computer equipment (3)	Furniture and fixtures (2)	Vehicles	Total	Intellectual property rights	Total
Original cost
As at April 1, 2013	492	348	4,053	779	276	1,525	518	10	8,001	59	59	8,060
Additions/ Adjustments during the year	290	1	825	312	117	672	161	3	2,381	–	–	2,381
Deductions/ Retirement during the year	(1)	–	–	(1)	–	(19)	–	–	(21)	–	–	(21)
As at March 31, 2014	781	349	4,878	1,090	393	2,178	679	13	10,361	59	59	10,420
Depreciation and amortization
As at April 1, 2013	–	–	1,467	547	159	1,053	345	5	3,576	31	31	3,607
For the period	–	–	287	125	56	520	96	2	1,086	15	15	1,101
Deductions/ Adjustments during the year	–	–	–	(1)	–	(19)	–	–	(20)	–	–	(20)
As at March 31, 2014	–	–	1,754	671	215	1,554	441	7	4,642	46	46	4,688
Net book value
As at March 31, 2014	781	349	3,124	419	178	624	238	6	5,719	13	13	5,732

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets provided on cancellable operating lease to subsidiaries
	(3)	The opening Balance as of April 1, 2013 includes computer equipment having gross book value of 1 crore (net book value Nil) transferred from Infosys Consulting India Limited ( Refer note 2.27)

During the quarter ended June 30, 2014, the management based on internal and external technical evaluation reassessed the remaining useful life of assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly the useful lives of certain assets required a change from the previous estimates.

The existing and revised useful lives are as below:

Category of assets	Earlier useful life (Years)	Current useful life (Years)
Building	15	22-25
Plant and machinery	5	5
Computer equipment	2-5	3-5
Furniture and fixtures	5	5
Vehicles	5	5

Had the Company continued with the previously assessed useful lives, charge for depreciation for the year ended March 31, 2015 would have been higher by 404 crore for assets held at April 1, 2014. The revision of the useful lives will result in the following changes in the depreciation expense as compared to the original useful life of the assets.

in crore

Particulars	Fiscal 2016	After Fiscal 2016
Increase /(decrease) in depreciation expense	(145)	549

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase or renew the properties on expiry of the lease period.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2015 and March 31, 2014 are as follows:

in crore

Particulars	Cost	Accumulated depreciation	Net book value
Buildings	98	35	63
	49	32	17
Plant and equipment	12	3	9
	1	–	1
Furniture and fixtures	11	2	9
	–	–	–
Office equipment	6	1	5
	–	–	–

The aggregate depreciation charged on the above assets during the year ended March 31, 2015 amounted to 9 crore (3 crore for the year ended March 31, 2014).

The rental income from subsidiaries for the year ended March 31, 2015 amounted to 40 crore (17 crore for the year ended March 31, 2014).

2.9 LEASES

Obligations on long-term, non-cancellable operating leases

The lease rentals charged during the period and the obligations on long-term, non-cancellable operating leases payable as per the rentals stated in the respective agreements are as follows:

in crore

Particulars	Year ended March 31,
	2015	2014
Lease rentals recognized during the period	158	177

in crore

	As at ,
Lease obligations payable	March 31, 2015	March 31, 2014
Within one year of the balance sheet date	101	125
Due in a period between one year and five years	284	314
Due after five years	158	218

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.10 INVESTMENTS

in crore, except as otherwise stated

Particulars	As at
	March 31, 2015	March 31, 2014
Non-current investments
Long term investments - at cost
Trade (unquoted)
Investments in equity instruments of subsidiaries
Infosys BPO Limited
3,38,22,319 (3,38,22,319) equity shares of 10/- each, fully paid	659	659
Infosys Technologies (China) Co. Limited	169	107
Infosys Technologies (Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
Infosys Technologies, S. de R.L. de C.V., Mexico
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up	65	65
Infosys Technologies (Sweden) AB
1,000 (1,000) equity shares of SEK 100 par value, fully paid	–	–
Infosys Technologia do Brasil Ltda
5,91,24,348 (3,99,99,999) shares of BRL 1.00 par value, fully paid	149	109
Infosys Technologies (Shanghai) Company Limited	388	234
Infosys Consulting India Limited
Nil (Nil) equity shares of 10/- each, fully paid	–	–
Infosys Public Services, Inc.
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid	99	99
Lodestone Holding AG (refer note 2.10.1)
23,350 (23,350) - Class A shares of CHF 1,000 each and 29,400 (29,400) - Class B Shares of CHF 100 each, fully paid up	1,323	1,323
Infosys Americas Inc.
10,000 (10,000) shares of USD 10 per share, fully paid up	1	1
Edgeverve Systems Limited (refer note 2.10.2)
46,18,39,994 (9,99,994) equity shares of 10/- each, fully paid	462	1
Panaya Inc. (refer note 2.10.3)
2 (Nil) shares of USD 0.01 per share, fully paid up	1,398	–
Infosys Nova Holdings LLC (refer note 2.10.4)	94	–
	4,873	2,664
Others (unquoted) (refer note 2.10.5)
Investments in equity instruments	7	6
Less: Provision for investments	6	2
	1	4
Others (quoted)
Investments in tax free bonds (refer note 2.10.6)	1,234	1,300
Investments in government bonds (refer note 2.10.6)	–	–
	1,234	1,300
Total non-current investments	6,108	3,968
Current portion of Long term investments
Quoted
Fixed Maturity Plans (refer note 2.10.7)	–	100
	–	100
Current investments – at the lower of cost and fair value
Other current investments
Unquoted
Liquid mutual fund units (refer note 2.10.8)	749	1,866
Certificates of deposit (refer note 2.10.9)	–	783
	749	2,649
Total current investments	749	2,749
Total investments	6,857	6,717
Aggregate amount of quoted investments excluding interest accrued but not due of 46 crore as at March 31, 2015 (48 crore as at March 31, 2014) included under Note 2.15 Short term Loans and advances	1,234	1,400
Market value of quoted investments	1,269	1,344
Aggregate amount of unquoted investments	5,629	5,319
Aggregate amount of provision made for non-current unquoted investments	6	2

Profit on sale of Investment is 10 crore for year ended March 31, 2015 (Nil for the year ended March 31, 2014).

2.10.1 Investment in Lodestone Holding AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of upto 608 crore.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognised on a proportionate basis over a period of three years from the date of acquisition. An amount of 219 crore and 228 crore, representing the proportionate charge of the deferred consideration has been recognised as an expense during the year ended March 31, 2015 and March 31, 2014 respectively.

2.10.2 Investment in Edgeverve Systems Limited

On February 14, 2014, a wholly owned subsidiary Edgeverve Systems Limited (Edgeverve) was incorporated. Edgeverve was created to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors (the Board) of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Edgeverve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders have authorized the Board to enter into a Business Transfer Agreement and related documents with Edgeverve, with effect from July 1, 2014 or such other date as may be decided by the Board. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of $70 million ( approximately 421 crore) with effect from July 1, 2014. Net assets amounting to 9 crore have also been transferred and accordingly a gain of 412 crore has been recorded as an exceptional item. The consideration has been settled through the issue of fully paid up shares in Edgeverve.

2.10.3 Investment in Panaya Inc

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of approximately 1,398 crore.

2.10.4 Investment in DWA Nova LLC

During the year ended March 31, 2015, Infosys Nova Holdings LLC acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of 94 crore. The company invested 94 crore to form a new company alongwith Dream Works Animation (DWA). The new company, DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products.

Proposed Investment

On April 24, 2015, the company entered into a definitive agreement to acquire Kallidus Inc. (d.b.a Skava) and its affiliate, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients for a consideration of $120 million (approximately 750 crore) including a deferred component and retention bonus.

2.10.5 Details of Investments

The details of non-current other investments in equity instruments as at March 31, 2015 and March 31, 2014 are as follows:

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/- each, fully paid, par value 10/- each	2	2
Global Innovation and Technology Alliance
10,000 (5,000) equity shares at 1,000/- each, fully paid, par value 1,000/- each	1	–
	7	6
Less: Provision for investment	6	2
	1	4

2.10.6 Details of Investments in tax free bonds

The balances held in tax free bonds as at March 31, 2015 and March 31, 2014 is as follows:

in crore

Particulars	Face Value	As at March 31, 2015		As at March 31, 2014
		Units	Amount	Units	Amount
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	20,00,000	201
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	21,00,000	211
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	2,00,000	21
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	1,000	100
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	5,00,000	50
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	53	5,00,000	53
8.20% Power Finance Corporation Limited Bonds 2022	1,000/-	–	–	5,00,000	51
8.00% Indian Railway Finance Corporation Limited Bonds 2022	1,000/-	–	–	1,50,000	15
		58,06,450	1,234	64,56,450	1,300

The balances held in government bonds as at March 31, 2015 and March 31, 2014 is as follows:

in crore

Particulars	Face Value	As at March 31, 2015		As at March 31, 2014
		Units	Amount	Units	Amount
FIXED RATE TREASURY NOTES 7.00 PCT PIBD0716A488 MAT DATE 27 JAN 2016	140	10,000	–	–	–
		10,000	–	–	–

2.10.7 Details of Investments in Fixed Maturity Plans

The balances held in Fixed Maturity Plans as at March 31, 2014 is as follows:

in crore

Particulars	As at March 31, 2014
	Units	Amount
UTI - Fixed Term Income Fund Series - XVII –XIII	2,50,00,000	25
HDFC Fixed Maturity Plans - Series 29	2,50,00,000	25
DSP BlackRock FMP Series 146 12M - Dir - Growth	2,50,00,000	25
DSP Black Rock FMP Series 151 12M - Dir - Growth	2,50,00,000	25
	10,00,00,000	100

2.10.8 Details of Investments in liquid mutual fund units

The balances held in liquid mutual fund units as at March 31, 2015 is as follows:

in crore

Particulars	Units	Amount
IDFC Cash Fund - Direct Plan Daily Dividend	29,30,197	293
Reliance Liquid Fund - Treasury Plan - Direct Plan Daily Dividend Option	9,81,551	150
SBI Premier Liquid Fund - Direct Plan Daily Dividend	9,97,094	100
ICICI Liquid Plan - Direct Plan Daily Dividend	2,05,44,807	206
	2,54,53,649	749

The balances held in liquid mutual fund units as at March 31, 2014 is as follows:

in crore

Particulars	Units	Amount
SBI Premier Liquid Fund - Direct Plan - Daily Dividend Reinvestment	14,96,454	150
IDFC Cash Fund Daily Dividend - Direct Plan	23,95,149	240
Tata Liquid Fund Direct Plan - Daily Dividend	24,61,026	274
HDFC Liquid Fund-Direct Plan- Daily Dividend Reinvestment	33,44,09,159	341
Religare Invesco Liquid Fund-Direct Plan Daily Dividend	12,704	1
Reliance Liquidity Fund-Direct Plan Daily Dividend Reinvestment Option	35,45,234	355
L & T Liquid Fund Direct Plan - Daily Dividend Reinvestment	14,82,628	150
UTI Liquid Cash Plan - Institutional - Direct Plan - Daily Dividend Reinvestment	11,78,546	120
Birla Sun Life Floating Rate Fund-STP-DD-Direct Reinvestment	2,34,93,259	235
	37,04,74,159	1,866

2.10.9 Details of Investments in certificate of deposits

The balances held in certificates of deposit as at March 31, 2014 is as follows:

in crore

Particulars	Face value	Units	Amount
Oriental Bank of Commerce	100,000/-	48,500	454
IDBI Bank Limited	100,000/-	10,000	93
Corporation Bank	100,000/-	8,000	75
Union Bank of India	100,000/-	5,000	46
Indian Overseas Bank	100,000/-	5,000	46
HDFC Bank	100,000/-	5,000	46
Vijaya Bank	100,000/-	2,500	23
		84,000	783

2.11 LONG-TERM LOANS AND ADVANCES

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Unsecured, considered good
Capital advances	316	687
Security deposits	65	59
Rental deposits (1)	45	48
Other loans and advances
Advance income taxes (net of provisions)	3,941	1,417
Prepaid expenses	7	10
Loans and advances to employees
Housing and other loans	4	6
	4,378	2,227
Unsecured, considered doubtful
Loans and advances to employees	10	6
	4,388	2,233
Less: Provision for doubtful loans and advances to employees	10	6
	4,378	2,227
(1) Includes deposits with subsidiaries (refer note 2.26)	21	21

2.12 OTHER NON-CURRENT ASSETS

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Others
Restricted deposits (refer note 2.34)	–	43
Advance to gratuity trust (refer note 2.30)	26	9
	26	52

2.13 TRADE RECEIVABLES (1)

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	162	135
Less: Provision for doubtful debts	162	135
	–	–
Other debts
Unsecured
Considered good(2)	8,627	7,336
Considered doubtful	160	61
	8,787	7,397
Less: Provision for doubtful debts	160	61
	8,627	7,336
	8,627	7,336
(1) Includes dues from companies where directors are interested	6	117
(2) Includes dues from subsidiaries (refer note 2.26)	309	129

2.14 CASH AND CASH EQUIVALENTS

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Cash on hand	–	–
Balances with banks
In current and deposit accounts	23,722	20,600
Others
Deposits with financial institution	4,000	3,500
	27,722	24,100
Balances with banks in unpaid dividend accounts	3	3
Deposit accounts with more than 12 months maturity	182	182
Balances with banks held as margin money deposits against guarantees	185	200

Cash and cash equivalents as of March 31, 2015 and March 31, 2014 include restricted cash and bank balances of 188 crore and 203 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees and unpaid dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
In current accounts
ANZ Bank, Taiwan	4	1
Bank of America, USA	498	632
Citibank NA, Australia	10	75
Citibank NA, India	6	2
Citibank, Dubai	1	–
Citibank NA, EEFC (U.S. Dollar account)	2	–
Citibank NA, Japan	20	11
Citibank NA, New Zealand	3	2
Citibank NA, South Africa	2	1
Citibank NA, Thailand	–	1
Deutsche Bank, Philippines	2	–
Deutsche Bank, India	4	7
Deutsche Bank-EEFC (Euro account)	2	8
Deutsche Bank-EEFC (GBP account)	5	11
Deutsche Bank-EEFC (AUD account)	–	8
Deutsche Bank-EEFC (U.S. Dollar account)	7	63
Deutsche Bank-EEFC (CHF account)	4	1
Deutsche Bank, Belgium	13	12
Deutsche Bank, France	2	5
Deutsche Bank, Germany	8	33
Deutsche Bank, Netherlands	1	16
Deutsche Bank, Russia	–	1
Deutsche Bank, Russia (U.S. Dollar account)	–	13
Deutsche Bank, Singapore	5	10
Deutsche Bank, Spain	1	3
Deutsche Bank, Switzerland	–	3
Deutsche Bank, Switzerland (U.S. Dollar account)	–	2
Deutsche Bank, UK	24	73
HSBC, Hong Kong	44	2
ICICI Bank, India	18	31
ICICI Bank-EEFC (U.S. Dollar account)	9	8
Nordbanken, Sweden	1	13
Punjab National Bank, India	7	3
Royal Bank of Canada, Canada	11	22
State Bank of India	1	9
	715	1,082

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
In deposit accounts
Allahabad Bank	200	931
Andhra Bank	97	753
Axis Bank	1,415	1,000
Bank of Baroda	2,314	2,125
Bank of India	2,691	2,461
Canara Bank	2,841	2,046
Central Bank of India	1,303	1,500
Corporation Bank	1,197	1,054
Development Bank of Singapore	35	–
HDFC Bank	2,017	–
ICICI Bank	3,059	2,976
IDBI Bank	706	1,650
Indusind Bank	75	25
ING Vysya Bank	100	200
Indian Overseas Bank	573	700
Jammu and Kashmir Bank	–	25
Kotak Mahindra Bank	–	25
Oriental Bank of Commerce	1,500	86
Punjab National Bank	512	–
Syndicate Bank	327	783
Vijaya Bank	386	775
Union Bank of India	971	–
Yes Bank	500	200
	22,819	19,315
In unpaid dividend accounts
HDFC Bank - Unpaid dividend account	1	1
ICICI bank - Unpaid dividend account	2	2
	3	3
In margin money deposits against guarantees
Canara Bank	128	142
State Bank of India	57	58
	185	200
Deposits with financial institution
HDFC Limited	4,000	3,500
	4,000	3,500
Total cash and cash equivalents as per Balance Sheet	27,722	24,100

2.15 SHORT-TERM LOANS AND ADVANCES

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Unsecured, considered good
Loans to subsidiaries (refer note 2.26)	24	36
Others
Advances
Prepaid expenses	71	98
For supply of goods and rendering of services	60	72
Withholding and other taxes receivable	1,253	987
Others(1)	49	20
	1,457	1,213
Restricted deposits (refer note 2.34)	1,039	934
Unbilled revenues(2)	2,423	2,392
Interest accrued but not due	433	92
Loans and advances to employees
Housing and other loans	53	64
Salary advances	148	127
Security deposits	1	8
Mark-to-market forward and options contracts	94	217
Rental deposits	6	5
	5,654	5,052
(1) Includes dues from subsidiaries (refer note 2.26)	43	13
(2) Includes dues from subsidiaries (refer note 2.26)	6	–

2.16 INCOME FROM SOFTWARE SERVICES AND PRODUCTS

  in crore

Particulars	Year ended March 31,
	2015	2014
Income from software services	45,658	42,531
Income from software products	1,642	1,810
	47,300	44,341

2.17 OTHER INCOME

in crore

Particulars	Year ended March 31,
	2015	2014
Interest received on deposits with banks and others	2,592	2,135
Dividend received on investment in mutual fund units	146	137
Gain on sale of investments	10	–
Miscellaneous income, net	64	26
Gains / (losses) on foreign currency, net	525	278
	3,337	2,576

2.18 EXPENSES

in crore

Particulars	Year ended March 31,
	2015	2014
Employee benefit expenses
Salaries and bonus including overseas staff expenses	24,509	23,852
Contribution to provident and other funds	519	432
Employee compensation expense (Refer note 2.1)	2	–
Staff welfare	85	66
	25,115	24,350
Cost of technical sub-contractors
Technical sub-contractors - subsidiaries	1,385	1,451
Technical sub-contractors - others	1,524	1,145
	2,909	2,596
Travel expenses
Overseas travel expenses	1,235	1,186
Travelling and conveyance	125	101
	1,360	1,287
Cost of software packages and others
For own use	797	726
Third party items bought for service delivery to clients	182	194
	979	920
Communication expenses
Telephone charges	247	232
Communication expenses	137	97
	384	329

in crore

Particulars	Year ended March 31,
	2015	2014
Other expenses
Office maintenance	361	315
Power and fuel	185	181
Brand building	94	77
Rent	158	177
Rates and taxes, excluding taxes on income	108	89
Repairs to building	99	40
Repairs to plant and machinery	70	41
Computer maintenance	104	90
Consumables	39	21
Insurance charges	42	34
Provision for post-sales client support and warranties	17	36
Commission to non-whole time directors	8	8
Provision for bad and doubtful debts and advances	145	126
Auditor's remuneration
Statutory audit fees	2	1
Other services	–	–
Reimbursement of expenses	–	–
Bank charges and commission	8	6
Contributions towards CSR (Refer Note 2.35)	243	–
Others	293	388
	1,976	1,630

2.19 TAX EXPENSE

in crore

	Year ended March 31,
	2015	2014
Current tax
Income tax	4,537	4,063
Deferred tax	97	(255)
	4,634	3,808

During the year ended March 31, 2015 and March 31, 2014, the company had a reversal (net of provisions) of 161 crore and 19 crore, respectively, pertaining to tax relating to prior years.

The revision in the useful life of assets held at April 1, 2014 has resulted in a decrease in deferred tax credit by 165 crore for the year ended March 31, 2015(Refer note 2.8).

Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries as per Indian Income Tax Act, 1961. Infosys' operations are conducted through Software Technology Parks('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the first 10 years from the fiscal year in which the unit commences software development, or March 31, 2011 which ever is earlier. Income from SEZs Unit is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.20 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

   in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	22	24
Claims against the Company, not acknowledged as debts(1)	167	169
[Net of amount paid to statutory authorities 3,572 crore (1,716 crore)]
Commitments :
Estimated amount of unexecuted capital contracts	1,272	827
(net of advances and deposits)

(1)	Claims against the company not acknowledged as debts include demand from the Indian Income tax authorities for payment of tax of 3,337 crore (1,548 crore), including interest of 964 crore (430 crore) upon completion of their tax assessment for fiscal 2006, fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010. These demands were paid to statutory tax authorities which includes 1,788 crore paid during the year ended March 31, 2015 consequent to demand from tax authorities in India for fiscal 2010 towards denial of certain tax benefits. The Company has filed an appeal with the Income Tax Appellate Tribunal.

Demand for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act as determined by the ratio of export turnover to total turnover. This disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. The matter for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax (Appeals) Bangalore. For matter of fiscal 2006, the Commissioner of Income tax (Appeals) has passed a partly favorable order. The order giving effect of said Commissioner Order is awaited. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.21 DERIVATIVE INSTRUMENTS

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As at
	March 31, 2015		March 31, 2014
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	664	4,150	724	4,338
In Euro	59	396	49	405
In GBP	68	632	73	732
In AUD	95	452	75	415
In CAD	12	59	–	–
In SGD	25	114	–	–
Options outstanding
In USD	–	–	20	120
		5,803		6,010

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is Nil (Nil as at March 31, 2014).

The foreign exchange forward & option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Not later than one month	1,382	1,137
Later than one month and not later than three months	3,608	2,674
Later than three months and not later than one year	813	2,199
	5,803	6,010

The Company recognized a gain of 499 crore and 217 crore on derivative instruments during the year ended March 31, 2015 and March 31, 2014, respectively, which is included in other income.

2.22 QUANTITATIVE DETAILS

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 5 (viii)(c) of general instructions for preparation of the statement of profit and loss as per Schedule III to the Companies Act, 2013.

2.23 IMPORTS (VALUED ON THE COST, INSURANCE AND FREIGHT BASIS)

   in crore

Particulars	Year ended March 31,
	2015	2014
Capital goods	415	374
Software packages	3	3
	418	377

2.24 ACTIVITY IN FOREIGN CURRENCY

in crore

Particulars	Year ended March 31,
	2015	2014
Earnings in foreign currency
Income from software services and products	46,152	43,150
Interest received from banks and others	5	7
	46,157	43,157
Expenditure in foreign currency
Overseas travel expenses (including visa charges)	992	990
Professional charges	363	513
Technical sub-contractors - subsidiaries	1,168	1,299
Overseas salaries and incentives	15,968	16,523
Other expenditure incurred overseas for software development	3,276	2,075
	21,767	21,400
Net earnings in foreign currency	24,390	21,757

2.25 DIVIDENDS REMITTED IN FOREIGN CURRENCIES

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows:

in crore

Particulars	Number of Non-resident share holders	Number of shares to which the dividends relate	Year ended March 31,
			2015	2014
Interim dividend for fiscal 2015	2	8,23,17,281	247	–
Final dividend for fiscal 2014	2	9,30,32,691	400	–
Interim dividend for fiscal 2014	2	8,76,42,560	–	175
Final dividend for fiscal 2013	2	7,19,18,545	–	194

2.26 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at
		March 31, 2015	March 31, 2014
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%
Infosys Technologies (China) Co Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Public Services, Inc. USA ('Infosys Public Services)	U.S.	100%	100%
Infosys Consulting India Limited (1)	India	–	–
Infosys Americas Inc., (Infosys Americas) (2)	U.S.	100%	100%
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (3)	Poland	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (3)(11)	Mexico	–	–
Infosys McCamish Systems LLC (3)	U.S.	99.98%	99.98%
Portland Group Pty Ltd (3)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (7)	Australia	–	99.98%
Infosys Technologies (Australia) Pty. Limited ('Infosys Australia') (4)	Australia	100%	100%
Edgeverve Systems Limited (Edgeverve) (10)	India	100%	100%
Lodestone Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc. (5)(9)	Canada	–	–
Lodestone Management Consultants Inc. (5)	U.S.	100%	100%
Lodestone Management Consultants Pty Limited (5)	Australia	100%	100%
Lodestone Management Consultants AG (5)	Switzerland	100%	100%
Lodestone Augmentis AG (8)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (5)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (6)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (5)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (5)	Singapore	100%	100%
Lodestone Management Consultants SAS (5)	France	100%	100%
Lodestone Management Consultants s.r.o. (5)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (5)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (5)	China	100%	100%
Lodestone Management Consultants Ltd. (5)	UK	100%	100%
Lodestone Management Consultants B.V. (5)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (6)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (5)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (5)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (5)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (5)	Argentina	100%	100%
Infosys Canada Public Services Ltd.(12)(13)	Canada	–	–
Infosys Nova Holdings LLC (Infosys Nova) (14)	U.S.	100%	–
Panaya Inc. (Panaya) (15)	U.S.	100%	–
Panaya Ltd.(16)	Israel	100%	–
Panaya Gmbh (16)	Germany	100%	–
Panaya Pty Ltd. (16)	Australia	–	–
Panaya Japan Co. Ltd.(16)	Japan	100%	–

(1)	The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012.
(2)	Incorporated effective June 25, 2013
(3)	Wholly owned subsidiary of Infosys BPO.
(4)	Under liquidation
(5)	Wholly owned subsidiary of Lodestone Holding AG
(6)	Majority owned and controlled subsidiary of Lodestone Holding AG
(7)	Wholly owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014.
(8)	Wholly owned subsidiary of Lodestone Management Consultant AG
(9)	Liquidated effective December 31, 2013
(10)	Incorporated effective February 14, 2014 (Refer note 2.10.2)
(11)	Incorporated effective February 14, 2014
(12)	Wholly owned subsidiary of Infosys Public Services, Inc.
(13)	Incorporated effective December 19, 2014
(14)	Incorporated effective January 23, 2015
(15)	On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc. (Refer note 2.10.3)
(16)	Wholly owned subsidiary of Panaya Inc.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Name of Associates	Country	Holding as at
		March 31, 2015	March 31, 2014
DWA Nova LLC (1)	U.S.	20%	–

(1)	Associate of Infosys Nova Holdings LLC.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Science Foundation	India	Controlled trust
Infosys Limited Employees' Welfare Trust	India	Controlled trust

Refer Notes 2.30, 2.31 and 2.32 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole time directors	Executive council members (*)
S. D. Shibulal (resigned effective July 31, 2014)	U. Ramadas Kamath
Srinath Batni (resigned effective July 31, 2014)	Chandrashekar Kakal#
V. Balakrishnan (resigned effective December 31, 2013)	Nandita Gurjar
Ashok Vemuri (resigned effective September 12, 2013)	Stephen R. Pratt (resigned effective January 31, 2014)
B. G. Srinivas (resigned effective June 10, 2014)	Basab Pradhan (resigned effective July 12, 2013)
U B Pravin Rao (effective January 10, 2014)	Prasad Thrikutam#
Dr. Vishal Sikka (appointed effective June 14, 2014)	Rajiv Bansal
Srikantan Moorthy (effective April 1, 2013)
Non-whole-time directors	Sanjay Purohit (effective April 1, 2013)
N. R. Narayana Murthy (resigned effective October 10, 2014)	Ranganath D Mavinakere (effective August 19, 2013)
S. Gopalakrishnan (resigned effective October 10, 2014)	Binod Hampapur Rangadore (effective August 19, 2013)
K.V.Kamath	Nithyanandan Radhakrishnan (effective August 19, 2013)#
Deepak M. Satwalekar (retired effective November 13, 2013)	V.G. Dheeshjith (effective November 1, 2013)
Dr. Omkar Goswami (retired effective December 31, 2014)	Ganesh Gopalakrishnan (effective November 1, 2013)
David L. Boyles (retired effective January 17, 2014)	Haragopal Mangipudi (effective November 1, 2013)#
Prof. Jeffrey S. Lehman	Manish Tandon (effective November 1, 2013)
R. Seshasayee	K. Muralikrishna (effective November 1, 2013)#
Ann M. Fudge (retired effective June 14, 2014)	S. Ravi Kumar (effective November 1, 2013)
Ravi Venkatesan	Sanjay Jalona (effective November 1, 2013)
Leo Puri (appointed effective April 11, 2013 and resigned effective August 14, 2013)	Jackie Korhonen (appointed effective November 1, 2013)#
Kiran Mazumdar Shaw (appointed effective January 10, 2014)	Subrahmanyam Goparaju (appointed effective November 1, 2013 and resigned effective December 27, 2013)
Carol M. Browner (appointed effective April 29, 2014)
Prof. John W. Etchemendy (appointed effective December 4, 2014)	# since resigned
Ms Roopa Kudva (appointed effective February 4, 2015)
(*) Executive council dissolved effective April 1, 2014
Executive Officers (effective April 1, 2014)
Rajiv Bansal, Chief Financial Officer
Srikantan Moorthy, Group Head of Human Resource Development (till March 31, 2015)
Parvatheesam K, Company Secretary (resigned effective January 10, 2015)
David D. Kennedy, General Counsel (effective November 1, 2014)

The details of amounts due to or due from related parties as at March 31, 2015 and March 31, 2014 are as follows:

Particulars	As at
	March 31, 2015	March 31, 2014
Trade Receivables
Infosys China	16	8
Infosys Mexico	1	2
Infosys Brasil	5	4
Infosys BPO (Including subsidiaries)	1	1
Lodestone Holding AG (including subsidiaries)	26	16
Edgeverve Systems Limited	14	–
Infosys Public Services	246	98
	309	129
Loans (1)
Lodestone Holding AG (including subsidiaries)	6	–
Edgeverve Systems Limited	18	–
Infosys Brasil	–	36
	24	36
Other receivables
Infosys BPO (Including subsidiaries)	1	2
Infosys Sweden	–	5
Infosys Public Services	4	2
Edgeverve Systems Limited	14	–
Lodestone Holding AG (including subsidiaries)	24	4
	43	13
Unbilled revenues
Lodestone Holding AG (including subsidiaries)	1	–
Infosys BPO (Including subsidiaries)	5	–
	6	–
Trade payables
Infosys China	10	14
Infosys BPO (Including subsidiaries)	1	4
Infosys Mexico	1	1
Infosys Sweden	5	6
Lodestone Holding AG (including subsidiaries)	83	4
Infosys Brasil	2	1
	102	30
Other payables
Infosys BPO (Including subsidiaries)	18	3
Infosys China	–	(12)
Infosys Mexico	–	2
Lodestone Holding AG (including subsidiaries)	2	4
Infosys Brasil	–	6
Edgeverve Systems Limited	9	–
Infosys Public Services	4	–
	33	3
Provision for expenses
Infosys BPO (Including subsidiaries)	(1)	2
Edgeverve Systems Limited	37	–
Lodestone Holding AG (including subsidiaries)	–	6
	36	8
Rental Deposit given for shared services
Infosys BPO	21	21
Rental Deposit taken for shared services
Infosys BPO	27	27

(1)	The above loans are given in accordance of terms and conditions of loan agreement and is repayable within a period of one year and carries an interest rate of 6% and 8.67% for Lodestone United Kingdom and Edgeverve Systems Limited respectively.

in crore

Particulars	Maximum amount outstanding during
	2015	2014
Loans and advances in the nature of loans given to subsidiaries :
Infosys Public Services	–	71
Edgeverve Systems Limited(2)	18	–
Infosys Brasil	40	35
Lodestone Holding AG	66	124

The details of the related party transactions entered into by the Company, in addition to the lease commitments described in note 2.8, for the year ended March 31, 2015 and March 31, 2014 are as follows:

in crore

Particulars	Year ended March 31,
	2015	2014
Capital transactions:
Financing transactions
Infosys Americas	–	1
Infosys China	62	–
Infosys Nova	94	–
Infosys Shanghai	154	–
Infosys Public Services	–	75
Infosys Brasil (3)	40	–
Lodestone Holding AG (including subsidiaries)	–	136
Edgeverve Systems Limited	461	1
	811	213
Loans (net of repayment)
Lodestone Holding AG (including subsidiaries) (1)	6	(136)
Infosys Public Services	–	(75)
Edgeverve Systems Limited (2)	18	–
Infosys Brasil (3)	(40)	33
	(16)	(178)
Revenue transactions:
Purchase of services
Infosys China	139	225
Lodestone Holding AG (including subsidiaries)	819	1,020
Infosys BPO (Including subsidiaries)	230	180
Infosys Sweden	44	10
Infosys Mexico	10	12
Edgeverve Systems limited	136	–
Infosys Brasil	7	4
	1,385	1,451
Purchase of shared services including facilities and personnel
Infosys BPO (including subsidiaries)	68	74
	68	74
Interest income
Lodestone Holding AG (including subsidiaries)	1	4
Infosys Public Services	–	5
Infosys Brasil	3	1
	4	10
Sale of services
Infosys China	8	9
Infosys Mexico	11	9
Lodestone Holding AG (including subsidiaries)	23	16
Infosys Brasil	8	4
Infosys BPO (including subsidiaries)	86	71
Edgeverve Systems limited	50	–
Infosys Public Services	735	577
	921	686
Sale of shared services including facilities and personnel
Edgeverve Systems limited	22	–
Infosys BPO (including subsidiaries)	38	36
	60	36
Profit on transfer of business
Edgeverve Systems limited (Refer Note 2.10.2)	412	–
	412	–

(1)	During the year ended March 31, 2015 a loan of 65 crore was given, of which 59 crore was repaid.
(2)	Additionally during the year ended March 31, 2015 loan of 12 crore was given and repaid during the same year.
(3)	Loan outstanding (including accrued interest) given to Infosys Brazil is converted to equity during the year ended March 31, 2015.

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:

 in crore

Particulars	Year ended March 31,
	2015	2014
Salaries and other employee benefits to whole-time directors and members of executive council (1)(2)	30	56
Commission and other benefits to non-executive/independent directors	8	9
Total	38	65

(1)	Executive Council dissolved effective April 1, 2014 and Executive officers have been appointed with effect from that date.
(2)	Includes stock compensation expense of 2 crore for the year ended March 31, 2015.

2.27 Merger of Infosys Consulting India Limited

The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012. ICIL was a wholly owned subsidiary of Infosys Limited and was engaged in software related consultancy services.The merger of ICIL into Infosys Limited has been accounted for under pooling of interest method referred to in Accounting Standard 14, Accounting for Amalgamation (AS-14).

All the assets and liabilities of ICIL on and after the appointed date and prior to the effective date have been transferred to Infosys Limited on a going concern basis. As ICIL was a wholly owned subsidiary of Infosys Limited, no shares have been allotted to the shareholders upon the scheme becoming effective.

2.28 RESEARCH AND DEVELOPMENT EXPENDITURE

    in crore

Particulars	Year ended March 31,
	2015	2014
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centres (eligible for weighted deduction) (1)
Capital Expenditure	–	–
Revenue Expenditure	160	261
Other R&D Expenditure
Capital Expenditure	15	–
Revenue Expenditure	430	612
Total R&D Expenditure
Capital Expenditure	15	–
Revenue Expenditure	590	873

(1)	During the year ended March 31, 2015, and March 31, 2014, the company has claimed weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which has been renewed effective April 2014. The weighted tax deduction is equal to 200% of such expenditure incurred.

The eligible R&D revenue and capital expenditure are 160 crore and Nil for the year ended March 31, 2015 and 261 crore and Nil towards revenue and capital expenditure for the year ended March 31, 2014.

2.29 SEGMENT REPORTING

The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective quarter ended March 31, 2014, the Company reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the reportable industry segments based on the "management approach" as laid down in AS 17, Segment reporting and an additional segment, Life Sciences and Healthcare was identified. The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily enterprises in Financial Services and Insurance (FSI) , enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS),enterprises in Retail, Consumer packaged goods and Logistics (RCL) and enterprises in Life Sciences and Healthcare (LSH). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable industry segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Year ended March 31, 2015 and March 31, 2014:

in crore

Particulars	FSI	MFG	ECS	RCL	LSH	Total
Income from software services and products	16,175	10,230	9,756	8,369	2,770	47,300
	15,374	9,434	8,862	8,106	2,565	44,341
Identifiable operating expenses	7,874	5,191	4,706	3,917	1,440	23,128
	7,413	4,835	4,088	3,991	1,348	21,675
Allocated expenses	3,396	2,241	2,130	1,832	607	10,206
	3,408	2,194	2,057	1,884	596	10,139
Segmental operating income	4,905	2,798	2,920	2,620	723	13,966
	4,553	2,405	2,717	2,231	621	12,527
Unallocable expenses						917
						1,101
Other income, net						3,337
						2,576
Profit before exceptional item and tax						16,386
						14,002
Exceptional item						412
						–
Profit before tax						16,798
						14,002
Tax expense						4,634
						3,808
Profit after taxes and exceptional item						12,164
						10,194

Geographic Segments

Year ended March 31, 2015 and March 31, 2014:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	30,273	10,300	1,307	5,420	47,300
	27,963	9,800	1,278	5,300	44,341
Identifiable operating expenses	14,806	5,131	678	2,513	23,128
	13,624	5,021	621	2,409	21,675
Allocated expenses	6,625	2,240	251	1,090	10,206
	6,577	2,210	249	1,103	10,139
Segmental operating income	8,842	2,929	378	1,817	13,966
	7,762	2,569	408	1,788	12,527
Unallocable expenses					917
					1,101
Other income, net					3,337
					2,576
Profit before exceptional item and tax					16,386
					14,002
Exceptional item					412
					–
Profit before tax					16,798
					14,002
Tax expense					4,634
					3,808
Profit after taxes and exceptional item					12,164
					10,194

2.30 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in crore

Particulars	As at
	March 31, 2015	March 31, 2014
Obligations at year beginning	668	612
Service cost	89	94
Interest cost	56	45
Transfer of obligation on amalgamation (refer note 2.27)	–	3
Transfer of obligation (refer note 2.10.2)	(5)	–
Actuarial (gain)/loss	58	8
Benefits paid	(111)	(94)
Obligations at year end	755	668
Defined benefit obligation liability as at the balance sheet date is fully funded by the Company.
Change in plan assets
Plan assets at year beginning, at fair value	677	643
Expected return on plan assets	65	59
Actuarial gain/(loss)	5	(3)
Contributions	145	70
Benefits paid	(111)	(94)
Transfer of plan assets on amalgamation (refer note 2.27)	–	2
Plan assets at year end, at fair value	781	677
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year/period	781	677
Present value of the defined benefit obligations at the end of the year/period	755	668
Re-imbursement (obligation)/asset*	(6)	–
Asset recognized in the balance sheet	20	9
Assumptions
Interest rate	7.80%	9.20%
Estimated rate of return on plan assets	9.50%	9.55%
Weighted expected rate of salary increase	8.00%	8.00%

*	pertains to transfer of assets to group companies.

in crore

Particulars	As at
	March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2012	March 31, 2011
Obligations at year end	755	668	612	569	459
Plan assets at year end, at fair value	781	677	643	582	459
Funded Status	26	9	31	13	–
Experience adjustments:
(Gain)/loss:
Experience adjustments on plan liabilities	4	14	(49)	13	18
Experience adjustments on plan assets	(5)	3	–	–	1

Net gratuity cost for the year ended March 31, 2015 and March 31, 2014 comprises of the following components:

in crore

Particulars	Year ended March 31,
	2015	2014
Gratuity cost for the period
Service cost	89	94
Interest cost	56	45
Expected return on plan assets	(65)	(59)
Actuarial (gain)/loss	53	11
Plan amendment amortization	(4)	(4)
Net gratuity cost	129	87
Actual return on plan assets	70	56

As at March 31, 2015 and March 31, 2014, the plan assets have been primarily invested in insurer managed funds. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Company expects to contribute 145 crore to the gratuity trust during the fiscal 2016.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortized on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2015 and March 31, 2014 amounts to 7 crore and 11 crore, respectively and disclosed under 'Other long-term liabilities' and 'other current liabilities'.

2.31 PROVIDENT FUND

The Company contributed 295 crore towards provident fund during the year ended March 31, 2015 (262 crore during the year ended March 31, 2014).

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India during the quarter ended December 31, 2011 and based on the below provided assumptions there is no shortfall as at March 31, 2015, 2014, 2013, 2012 and 2011, respectively.

The details of fund and plan asset position are given below:

in crore

Particulars	As at
	March 31, 2015	March 31, 2014	March 31, 2013	March 31, 2012	March 31, 2011
Plan assets at year end, at fair value	2,912	2,817	2,399	1,816	1,579
Present value of benefit obligation at year end	2,912	2,817	2,399	1,816	1,579
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	March 31, 2015	March 31, 2014
Government of India (GOI) bond yield	7.80%	9.20%
Remaining term of maturity	7 years	8 years
Expected guaranteed interest rate	8.75%	8.75%

2.32 SUPERANNUATION

The Company contributed 213 crore to the Superannuation trust during the year ended March 31, 2015 (202 crore during the year ended March 31, 2014).

2.33 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Year ended March 31,
	2015	2014
Number of shares considered as basic weighted average shares outstanding* #	114,84,72,332	114,28,05,132
Effect of dilutive common equivalent shares	15,342	–
Number of shares considered as weighted average shares and potential shares outstanding	114,84,87,674	114,28,05,132

*	adjusted for bonus issue.(refer Note 2.1)
#	adjusted for deconsolidation of trust for the year ended March 31, 2015.(refer Note 2.1)

2.34 RESTRICTED DEPOSITS

Restricted deposits as at March 31, 2015 comprises 1,039 crore (977 crore as at March 31, 2014) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.35 CORPORATE SOCIAL RESPONSIBILITY (CSR)

As per Section 135 of the Companies Act, 2013, a CSR committee has been formed by the company. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation and rural development projects. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

2.36 DUES TO MICRO SMALL AND MEDIUM ENTERPRISES

As at March 31, 2015, less than 1 crore is outstanding to micro and small enterprises (1 crore as at March 31, 2014). There are no interests due or outstanding on the same.

2.37 LITIGATION

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

During the year ended March 31, 2014 the Company recorded a charge related to the settlement agreement (including legal costs) of 219 crore related to the matters that were the subject of the Settlement agreement. The said amount was paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.38 FINACLE AND EDGESERVICES

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with Egdeverve, a wholly owned subsidiary, subject to securing the requisite approval from shareholders. The proposed transfer of the business of Finacle and EdgeServices to Edgeverve is at an estimated consideration of upto 3,400 crore and upto 220 crore, respectively.

2.39 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

In crore

Particulars	Year ended March 31,
	2015	2014
Income from software services and products	47,300	44,341
Software development expenses	27,828	26,738
GROSS PROFIT	19,472	17,603
Selling and marketing expenses	2,549	2,390
General and administration expenses	2,961	2,686
	5,510	5,076
OPERATING PROFIT BEFORE DEPRECIATION	13,962	12,527
Depreciation and amortization	913	1,101
OPERATING PROFIT	13,049	11,426
Other income	3,337	2,576
PROFIT BEFORE EXCEPTIONAL ITEM AND TAX	16,386	14,002
Profit on transfer of business (refer note 2.10.2)	412	–
PROFIT BEFORE TAX	16,798	14,002
Tax expense:
Current tax	4,537	4,063
Deferred tax	97	(255)
PROFIT FOR THE PERIOD	12,164	10,194

The accompanying notes form an integral part of the standalone financial statements

As per our report of even date attached

for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W/W-100022

Akhil Bansal Partner Membership No. 090906	K. V. Kamath Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	R. Seshasayee Director

Chennai April 24, 2015	Rajiv Bansal Chief Financial Officer